UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-14930

HSBC Holdings plc

40th Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X             Form 40-F ......

This Report on Form 6-K with respect to our quarterly results for the three-month period ended March 31, 2023 is hereby incorporated by reference in HSBC Holdings plc’s registration statement on Form F-3 (File No. 333-253632).

Neither our website referred to herein, nor any of the information contained on our website, is incorporated by reference in the Form
6-K.

2 MAY 2023
HSBC HOLDINGS PLC
1Q23 EARNINGS RELEASE
Noel Quinn, Group Chief Executive, said:
“Our strong first quarter performance provides further evidence that our strategy is working. Our profits were spread across our major geographies, and all three global businesses performed well as we continued to meet our customers‘ needs through our internationally connected franchises. Our return on tangible equity was 19.3%, excluding the impact of strategic transactions. As a result, we have announced our first quarterly dividend since 2019 of $0.10 per share, as well as a share buy-back of up to $2bn. With the good momentum we have in our business, we expect to have substantial future distribution capacity for dividends and share buy-backs.
We remain focused on continuing to improve our performance and maintaining tight cost discipline, but we also saw an opportunity to invest in SVB UK to accelerate our growth plans. For 158 years, HSBC has banked the entrepreneurs who have created today’s industrial base. With the SVB UK acquisition, we have access to more of the entrepreneurs in the technology and life sciences sectors who will create the businesses of tomorrow. We believe they‘re a natural fit for HSBC, and that we‘re uniquely placed to take them global.“
Financial performance (1Q23 vs. 1Q22)
•Profit before tax rose by $8.7bn to $12.9bn. This included a $2.1bn reversal of an impairment relating to the planned sale of our retail banking operations in France, as the completion of the transaction has become less certain, and a provisional gain of $1.5bn on the acquisition of Silicon Valley Bank UK Limited (‘SVB UK‘) in March. On a constant currency basis, profit before tax increased by $9.0bn to $12.9bn. Profit after tax increased by $7.6bn to $11.0bn.
•Revenue increased by 64% to $20.2bn. The increase was driven by higher net interest income in all of our global businesses due to interest rate rises. It also included the gains related to the transactions in France and the UK. On a constant currency basis, revenue rose by 74% to $20.2bn.
•Net interest margin (‘NIM’) of 1.69% increased by 50 basis points (‘bps‘) compared with 1Q22, and by 1bps compared with 4Q22.
•Expected credit losses and other credit impairment charges (‘ECL‘) of $0.4bn were down by $0.2bn. The reduced 1Q23 charge reflected a favourable change in the probability weightings of economic scenarios and a low stage 3 charge of $0.4bn. The 1Q22 charge reflected economic uncertainty mainly due to the Russia-Ukraine war and inflationary pressures.
•Operating expenses of $7.6bn were $0.6bn or 7% lower than in 1Q22. The reduction was primarily due to lower restructuring and other related costs following the completion of our cost-saving programme at the end of 2022, and ongoing cost discipline. Higher technology costs and the impacts of rising inflation continued to affect our operating expenses. On a constant currency basis, and excluding notable items and the impact of retranslating the 1Q22 results of hyperinflationary economies at constant currency, operating expenses rose by 2%.
•Customer lending balances increased by $40bn in the quarter. On a constant currency basis, lending balances grew by $32bn, mainly as $25bn of balances associated with our retail banking operations in France were reclassified from held for sale during the period. In addition, the growth included $7bn of additional balances following our acquisition of SVB UK during the quarter. Excluding these factors, customer lending was stable.
•Customer accounts increased by $34bn in the quarter. On a constant currency basis, customer accounts increased by $21bn, mainly as $23bn of balances associated with our retail banking operations in France were reclassified from held for sale during the period. In addition, our acquisition of SVB UK resulted in growth of $8bn. Excluding these factors, deposits fell by $10bn or 0.6%, reflecting outflows in HSBC UK as customers utilised surplus deposits, as well as in Commercial Banking (‘CMB‘) and Global Banking and Markets (‘GBM‘) in Hong Kong.
•Common equity tier 1 (‘CET1’) capital ratio of 14.7% increased by 0.5 percentage points compared with 4Q22, which was driven by capital generation net of the dividend accrual and included an approximately 25bps impact from the reversal of an impairment on the planned sale of our retail banking operations in France. The acquisition of SVB UK had a minimal impact on the CET1 ratio.
•The Board has approved a first interim dividend of $0.10 per share. We also intend to initiate a share buy-back of up to $2bn, which we expect to commence following our 2023 Annual General Meeting (‘AGM‘). The share buy-back is expected to have an approximately 25bps impact on the CET1 capital ratio.
•From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts‘, which replaced IFRS 4 ‘Insurance Contracts‘. Comparative data have been restated. For further details of our adoption of IFRS 17, see page 4.
Outlook
•We remain confident of achieving our return on average tangible equity (‘RoTE‘) target of at least 12% for 2023 onwards, which is not dependent on the impact of material acquisitions and disposals. Our 1Q23 annualised RoTE of 27.4% included the annualised impact of our provisional gain on the acquisition of SVB UK and the reversal of an impairment on the planned sale of our retail banking operations in France. After excluding these transactions, annualised RoTE was 19.3%. The annualised RoTE in the first quarter is likely to be higher than in other quarters due to revenue seasonality, and as we do not expect certain favourable tax impacts to recur in subsequent quarters.
•Based on the current market consensus for global central bank rates, our net interest income expectations are unchanged from our full-year guidance. After including an approximately $2bn reduction due to the implementation of IFRS 17 ‘Insurance Contracts’, we expect to achieve net interest income of at least $34bn in 2023. While the interest rate outlook remains positive, we expect continued pressure from increased migration to term deposits as interest rates rise.
•We continue to use a range of 30bps to 40bps of average loans for planning our ECL charges over the medium to long term. While the ECL charge in 1Q23 was relatively benign, given current macroeconomic uncertainty we maintain the guidance provided at our full-year 2022 results of around 40bps of average gross loans in 2023 (including lending balances transferred to held for sale). We continue to monitor risks related to our exposures in mainland China’s commercial real estate sector.

HSBC Holdings plc Earnings Release 1Q23	1

Earnings Release – 1Q23

•We remain highly focused on maintaining cost discipline. Our acquisition of SVB UK, and the related investments internationally, are expected to add approximately 1% to the Group‘s operating expenses. This is in addition to our 2023 target of keeping cost growth to approximately 3%, excluding the impact of foreign currency translation differences, notable items and the impact of retranslating the 2022 results of hyperinflationary economies at constant currency. We expect the up to $300m severance costs announced at our 2022 full-year results to be concentrated in the second quarter of 2023, with the benefits expected to be realised towards the end of 2023 and into 2024.
•Our current intention is to manage the CET1 ratio within our medium-term target range of 14% to 14.5%, with a dividend payout ratio of 50% for 2023 and 2024, excluding material notable items. Given the strength of our capital position, we have announced a first interim dividend of $0.10 per share and intend to initiate a share buy-back of up to $2bn, which we expect to commence following our 2023 AGM, subject to approval of the relevant resolutions. Our intention is for this to be completed in around three months, although with an expected contractual term of five months. Further buy-backs for 2023 and beyond will be subject to appropriate capital levels. Our capital distributions are independent of both the reversal of the impairment of our retail banking operations in France and our provisional gain on the acquisition of SVB UK.
Business highlights
Our strategy
HSBC‘s purpose is ‘Opening up a world of opportunity‘. Our strategy, announced in February 2021, aims to deliver against our purpose and our ambition of being the preferred international financial partner for our clients. It has four key pillars:
•focus on our strengths – investing in the areas where we see significant opportunities for growth;
•digitise at scale – increasing our investment in technology to improve how we serve customers and increase efficiency;
•energise for growth – building a strong culture, introducing simpler ways of working, and by equipping staff with the future skills they need; and
•transition to net zero – becoming a net zero bank and helping our customers capture the opportunities presented by the transition to a net zero future.
Our strategy is based on transforming our business and services to customers to create a strengthened platform for enhanced growth and returns on a sustainable basis, across the interest rate cycle. We have taken actions to grow non-interest revenue, increase capital allocation to Asia-Pacific, exit non-core businesses in the West, reduce risk-weighted assets ahead of target, and maintain strict cost discipline despite inflation and significant investment in technology. We are committed to ensuring that shareholders share the benefits of improved performance. We have established a dividend payout ratio of 50% for 2023 and 2024, excluding material significant items, and are confident that we will return the dividend per share to pre-Covid-19 levels.
While interest rates remain elevated in most of our major markets, current market expectations indicate that policy tightening may be close to its peak, and global inflation appears to be levelling out. Notwithstanding these factors, during the first quarter of 2023 the banking industry experienced a period of turbulence, although we continued to demonstrate a strong capital and liquidity position, which resulted in the interim dividend we have announced and the buy-back we expect to commence following our 2023 AGM.
Strategic transactions
During 1Q23, the unexpected interest rate rises in France resulted in the completion of the planned sale of our retail operations in France becoming less certain, as the capital required to be held by the purchaser at completion of the transaction will increase significantly. If the transaction does proceed, it is expected that the closing will be delayed. As a result we are required to change the accounting classification of our retail banking operations in France to no longer be classified as held for sale. We remain committed to pursuing the sale, providing appropriate terms can be agreed, and to supporting our clients and colleagues in France at all times.
In March 2023, we acquired SVB UK. This acquisition strengthens our CMB franchise and enhances our ability to serve innovative and fast-growing firms in the technology and life science sectors in the UK, and internationally.
The plan to sell our banking business in Canada remains a key priority, as we reshape the organisation to focus on our international customer base. The transaction is now expected to complete in the first quarter of 2024 to ensure a smooth transition, and we continue to classify these operations as held for sale. We remain committed to consider the payment of a special dividend of $0.21 per share as a priority use of the proceeds in the first half of 2024. The remaining proceeds will accrue into CET1 capital, and we intend to use excess capital to supplement share buy-backs.
For further details of the financial impacts of these transactions, see ‘Strategic transactions‘ on page 5.
ESG highlights
We continue to make progress on our net zero ambition, including on our net zero transition plan which we expect to publish in 2023. This plan will provide further details of our strategic approach to net zero, and how we plan to transform our organisation and execute on our commercial ambition.
In December 2022, we published an updated energy policy, which covers our approach for the wider energy sector. We also updated our thermal coal phase-out policy with new financed emissions targets, and extended the policy to exclude finance for the specific purposes of new metallurgical coal mines.
In 2022, we requested and assessed transition plans for EU and OECD managed clients in scope of our thermal coal phase-out policy. We also requested and are assessing transition plans for our major oil and gas clients. In 2023, we expect to complete assessments for remaining clients in scope of our thermal coal phase-out policy and for major oil and gas, and power and utilities clients globally, as well as other clients in EU and OECD markets in scope of our energy policy.
We have set on-balance sheet 2030 financed emissions targets for the following sectors: oil and gas; power and utilities; cement; iron, steel and aluminium; aviation; automotive; and thermal coal. We also plan to extend our analysis to four new sectors – shipping, agriculture, commercial real estate and residential real estate – and set baselines and targets for those in future disclosures.
We have made progress on our disclosures related to thermal coal exposures and facilitated emissions. We expect that our updated thermal coal exposures will be made available for reporting as soon as practicable in 2023, although this remains dependent on the availability and

2	HSBC Holdings plc Earnings Release 1Q23

quality of data. We plan to publish our facilitated emissions from our capital markets activities, through our underwriting in debt and equity capital markets and syndicated lending, for the oil and gas, and power and utilities sectors for 2019 and 2020, as soon as practicable in 2023. We also plan to set targets for facilitated emissions once the PCAF standard for capital markets is published, which is expected in 2023.
Cautionary statement regarding forward-looking statements
This Earnings Release 1Q23 contains certain forward-looking statements with respect to HSBC’s: financial condition; results of operations and business, including the strategic priorities; financial, investment and capital targets; and ESG targets, commitments and ambitions described herein.
Statements that are not historical facts, including statements about HSBC’s beliefs and expectations, are forward-looking statements. Words such as ‘may’, ‘will’, ‘should’, ‘expects’, ‘targets’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘potential’ and ‘reasonably possible’, or the negative thereof, other variations thereon or similar expressions are intended to identify forward-looking statements. These statements are based on current plans, information, data, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements. Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts. Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement.
These include, but are not limited to:
•changes in general economic conditions in the markets in which we operate, such as new, continuing or deepening recessions, prolonged inflationary pressures and fluctuations in employment levels and the creditworthiness of customers beyond those factored into consensus forecasts (including, without limitation, as a result of the Russia-Ukraine war and, to a lesser extent, the Covid-19 pandemic); the Russia-Ukraine war and the Covid-19 pandemic and their impact on global economies and the markets where HSBC operates, which could have a material adverse effect on (among other things) our financial condition, results of operations, prospects, liquidity, capital position and credit ratings; deviations from the market and economic assumptions that form the basis for our ECL measurements (including, without limitation, as a result of the Russia-Ukraine war, inflationary pressures and the Covid-19 pandemic); increased volatility in the financial services and banking sector; potential changes in HSBC’s dividend policy; changes in foreign exchange rates and interest rates, including the accounting impact resulting from financial reporting in respect of hyperinflationary economies; volatility in equity markets; lack of liquidity in wholesale funding or capital markets, which may affect our ability to meet our obligations under financing facilities or to fund new loans, investments and businesses; geopolitical tensions or diplomatic developments producing social instability or legal uncertainty, such as the Russia-Ukraine war (including the continuation and escalation thereof) and the related imposition of sanctions and trade restrictions, supply chain restrictions and disruptions, sustained increases in energy prices and key commodity prices, claims of human rights violations, diplomatic tensions, including between China and the US, the UK, the EU, India and other countries, and developments in Hong Kong and Taiwan, alongside other potential areas of tension, which may adversely affect HSBC by creating regulatory, reputational and market risks; the efficacy of government, customer, and HSBC’s actions in managing and mitigating ESG risks, in particular climate risk, nature-related risks and human rights risks, and in supporting the global transition to net zero carbon emissions, each of which can impact HSBC both directly and indirectly through our customers and which may result in potential financial and non-financial impacts; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks’ policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; societal shifts in customer financing and investment needs, including consumer perception as to the continuing availability of credit; exposure to counterparty risk, including third parties using us as a conduit for illegal activities without our knowledge; the discontinuation of certain key Ibors and the development of near risk-free benchmark rates, as well as the transition of legacy Ibor contracts to near risk-free benchmark rates, which exposes HSBC to material execution risks, including in relation to the effectiveness of its Ibor remediation strategy, and increases some financial and non-financial risks; and price competition in the market segments we serve;
•changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities in the principal markets in which we operate and the consequences thereof (including, without limitation, actions taken as a result of the impact of the Russia-Ukraine war on inflation and as a result of the Covid-19 pandemic); initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks, which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; changes to tax laws and tax rates applicable to HSBC, including the imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; the UK’s relationship with the EU, which continues to be characterised by uncertainty and political disagreement, particularly with respect to the regulation of financial services, despite the signing of the Trade and Cooperation Agreement between the UK and the EU; changes in UK macroeconomic and fiscal policy, which may result in fluctuations in the value of the pound sterling; general changes in government policy that may significantly influence investor decisions; the costs, effects and outcomes of regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies; and
•factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques); our ability to achieve our financial, investment, capital and ESG targets, commitments and ambitions (including with respect to the commitments set forth in our thermal coal phase-out policy and our energy policy and our targets to reduce our on-balance sheet financed emissions in eight high-emitting sectors), which may result in our failure to achieve any of the expected benefits of our strategic priorities; model limitations or failure, including, without limitation, the impact that high inflationary pressures, rising interest rates and the consequences of the Covid-19 pandemic have had on the performance and usage of financial models, which may require us to hold additional capital, incur losses and/or use compensating controls, such as judgemental post-model adjustments, to address model limitations; changes to the judgements, estimates and assumptions we base our financial statements on; changes in our ability to meet the requirements of regulatory stress tests; a reduction in the credit ratings assigned to us or any of our subsidiaries, which could increase the cost or decrease the availability of our funding and affect our liquidity position and net interest margin; changes to the reliability and security of our data management, data privacy, information and technology infrastructure, including threats from cyber-attacks, which may impact our ability to service clients and may result in financial loss,

HSBC Holdings plc Earnings Release 1Q23	3

Earnings Release – 1Q23

business disruption and/or loss of customer services and data; the accuracy and effective use of data, including internal management information that may not have been independently verified; changes in insurance customer behaviour and insurance claim rates; our dependence on loan payments and dividends from subsidiaries to meet our obligations; changes in our reporting frameworks and accounting standards, including the recently announced reporting changes and the implementation of IFRS 17 ‘Insurance Contracts’, which may have a material impact on the way we prepare our financial statements and (with respect to IFRS 17) may negatively affect the profitability of HSBC’s insurance business; our success in adequately integrating SVB UK into our CMB business; changes in our ability to manage third-party, fraud and reputational risks inherent in our operations; employee misconduct, which may result in regulatory sanctions and/or reputational or financial harm; changes in skill requirements, ways of working and talent shortages, which may affect our ability to recruit and retain senior management and diverse and skilled personnel; and changes in our ability to develop sustainable finance and climate-related products consistent with the evolving expectations of our regulators, and our capacity to measure the climate impact from our financing activity (including as a result of data limitations and changes in methodologies), which may affect our ability to achieve our climate ambition, our targets to reduce financed emissions in our high-emitting sectors portfolio and the commitments set forth in our thermal coal phase-out policy and our energy policy, and increase the risk of greenwashing. Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; our success in addressing operational, legal and regulatory, and litigation challenges; and other risks and uncertainties we identify in ‘Risks’ on page 21 of this Earnings Release 1Q23.
Additional detailed information concerning important factors, including but not limited to ESG-related factors, that could cause actual results to differ materially from those anticipated or implied in any forward-looking statement in this Earnings Release 1Q23 is available in our Annual Report and Accounts for the fiscal year ended 31 December 2022 which was filed with the SEC on Form 20-F on 22 February 2023.
Basis of preparation
IFRS 17 ‘Insurance Contracts‘
On 1 January 2023, HSBC adopted IFRS 17 ‘Insurance Contracts’. As required by the standard, the Group applied the requirements retrospectively with comparative data previously published under IFRS 4 ‘Insurance Contracts’ restated from the 1 January 2022 transition date. Under IFRS 17 there is no present value of in-force business (‘PVIF’) asset recognised up front. Instead the measurement of the insurance contract liability takes into account fulfilment cash flows and a contractual service margin representing the unearned profit. In contrast to the Group’s previous IFRS 4 accounting where profits are recognised up front, under IFRS 17 they are deferred and systematically recognised in revenue as services are provided over the life of the contract. The contractual service margin also includes attributable cost, which had previously been expensed as incurred and which is now incorporated within the insurance liability measurement and recognised over the life of the contract.
The impact of the transition was a reduction of $159m on the Group’s 1Q22 reported revenue and a reduction of $22m to reported profit before tax. Revenue in 1Q22 included adverse market impacts in Wealth and Personal Banking (‘WPB‘) of $275m, which are largely absorbed by the contractual service margin under IFRS 17. The Group’s total equity reduced by $10.5bn to $196.3bn on the transition at 1 January 2022 and tangible equity reduced by $2.4bn to $155.8bn. For further details, see our Report on Transition to IFRS 17 ‘Insurance Contracts’ at www.hsbc.com/investors.
Changes to our reporting framework
On 1 January 2023, we updated our financial reporting framework. We no longer report ‘adjusted’ results, which exclude the impact of both foreign currency translation differences and significant items. Instead, we compute constant currency performance by adjusting comparative reported results only for the effects of foreign currency translation differences between the relevant periods. This will enable users to understand the impact of foreign currency translation differences on the Group’s performance. We separately disclose ‘notable items‘, which are components of our income statement that management would consider as outside the normal course of business and generally non-recurring in nature. While our primary segmental reporting by global business remains unchanged, effective from 1 January 2023, the Group changed the supplementary presentation of results from geographical regions to main legal entities to better reflect the Group’s structure.
Cost target
At our full-year 2022 results, we set a target for our ‘adjusted‘ operating expenses of approximately 3% growth for 2023 compared with 2022. Under our new reporting framework we no longer present ‘adjusted‘ results. The exception to this is for operating expenses, where we will adjust reported results for notable items and the period-on-period effects of foreign currency translation differences. We also exclude the impact of re-translating comparative period financial information at the latest rates of foreign exchange in hyperinflationary economies, which is not within our control. We consider that this measure provides useful information to investors by quantifying and excluding the items that management considered when setting and assessing cost-related targets.
Resegmentation
In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers’ respective needs, a portfolio of our Global Banking customers within our entities in Latin America was transferred from GBM to CMB for reporting purposes. Comparative data have been re-presented accordingly. Similar smaller transfers from GBM to CMB were also undertaken within our entities in Australia and Indonesia, where comparative data have not been re-presented.
Notes
•    Income statement comparisons, unless stated otherwise, are between the quarter ended 31 March 2023 and the quarter ended 31 March 2022. Balance sheet comparisons, unless otherwise stated, are between balances at 31 March 2023 and the corresponding balances at 31 December 2022.
•    The financial information on which this Earnings Release is based is unaudited. Other than the adoption of IFRS 17 described above, it has been prepared in accordance with our significant accounting policies as described on pages 360 to 373 of our Form 20-F for the year ended 31 December 2022.

4	HSBC Holdings plc Earnings Release 1Q23

Strategic transactions
France
During 1Q23, the completion of the planned transaction to sell our retail banking operations in France became less certain. This was due to an unexpected rise in interest rates in France, which will increase the amount of capital required by the buyer on completion of the transaction. Given the completion of the sale has become less certain, we are required to change the accounting classification of our retail banking operations in France to be no longer classified as held for sale. This has resulted in a $2.1bn reversal of the previously recognised impairment in respect of the sale of our retail banking operations in France. The previously recognised $0.4bn impairment of goodwill has not been reversed.
Silicon Valley Bank UK Limited
In March 2023, HSBC UK acquired SVB UK. The acquisition will be funded from existing resources and brings the staff, assets and liabilities of SVB UK into the HSBC portfolio.
On acquisition, we performed a preliminary assessment of the fair value of the assets and liabilities purchased. We established an opening balance sheet on 13 March 2023 and applied the result of the fair value assessment, which resulted in a reduction in net assets of $0.2bn. The provisional gain on acquisition of $1,511m represents the difference between the consideration paid of £1 and the net assets acquired. This gain could change as further due diligence is performed. At 31 March 2023, the funding provided to SVB UK by HSBC UK was $2.8bn. After initial deposit outflows following our acquisition of SVB UK, deposits are now stabilising, and client exits have been minimal.

Gain on acquisition
At
13 Mar
2023
$m
Assets acquired	11,490
Liabilities acquired	(9,747)
Fair value and other revaluation adjustments on acquisition	(232)
Fair value of net assets acquired	1,511
Amounts above have been translated at rates of foreign exchange on 13 March 2023.
Canada
In November 2022, we announced the planned sale of our banking business in Canada. We regularly reassess the progress of our strategic transactions and continue to classify this business as held for sale. However, we now expect the transaction to complete in 1Q24.

HSBC Holdings plc Earnings Release 1Q23	5

Earnings Release – 1Q23

Key financial metrics

	Quarter ended
	31 Mar	31 Dec	31 Mar
	2023	2022	2022
Reported results
Profit before tax ($m)	12,886	5,049	4,144
Profit after tax ($m)	11,026	4,661	3,432
Cost efficiency ratio (%)	37.6	60.3	66.5
Net interest margin (%)	1.69	1.68	1.19
Basic earnings per share ($)[1]	0.52	0.22	0.14
Diluted earnings per share ($)[1]	0.52	0.22	0.14
Dividend per ordinary share (in respect of the period) ($)	0.10	0.23	—

Alternative performance measures
Constant currency profit before tax ($m)	12,886	5,146	3,838
Constant currency cost efficiency ratio (%)	37.6	60.4	66.6
Expected credit losses and other credit impairment charges (annualised) as % of average gross loans and advances to customers (%)	0.18	0.59	0.25
Expected credit losses and other credit impairment charges (annualised) as % of average gross loans and advances to customers, including held for sale (%)[2]	0.17	0.56	0.25
Return on average ordinary shareholders’ equity (annualised) (%)	25.5	11.3	6.7
Return on average tangible equity (annualised) (%)	27.4	12.3	7.2
Return on average tangible equity excluding strategic transactions (annualised) (%)[3]	19.3	12.3	7.2
Constant currency operating expenses excluding notable items ($m)[4]	(7,525)	(7,798)	(7,351)

	At
	31 Mar	31 Dec	31 Mar
	2023	2022	2022
Balance sheet
Total assets ($m)	2,989,696	2,949,286	3,011,588
Net loans and advances to customers ($m)	963,394	923,561	1,054,073
Customer accounts ($m)	1,604,099	1,570,303	1,709,685
Average interest-earning assets, year to date ($m)[5]	2,152,893	2,143,754	2,200,896
Loans and advances to customers as % of customer accounts (%)	60.1	58.8	61.7
Total shareholders’ equity ($m)	190,095	177,833	187,076
Tangible ordinary shareholders’ equity ($m)	159,458	146,927	153,747
Net asset value per ordinary share at period end ($)	8.65	8.01	8.25
Tangible net asset value per ordinary share at period end ($)	8.08	7.44	7.70
Capital, leverage and liquidity
Common equity tier 1 capital ratio (%)[6]	14.7	14.2	14.1
Risk-weighted assets ($m)[6,7]	854,434	839,720	862,318
Total capital ratio (%)[6,7]	19.8	19.3	19.2
Leverage ratio (%)[6,7]	5.8	5.8	5.7
High-quality liquid assets (liquidity value) ($bn)[7,8]	634.9	647.0	688.3
Liquidity coverage ratio (%)[7,8]	132	132	137
Share count
Period end basic number of $0.50 ordinary shares outstanding (millions)	19,736	19,739	19,968
Period end basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)	19,903	19,878	20,134
Average basic number of $0.50 ordinary shares outstanding (millions)	19,724	19,738	20,024
For reconciliation and analysis of our reported results on a constant currency basis, including lists of notable items, see page 35. Definitions and calculations of other alternative performance measures are included in ‘Alternative performance measures’ on page 32.
1    At 1Q23, earnings per share included the impact of the provisional gain recognised in respect of the acquisition of SVB UK of $0.08 (4Q22: nil; 1Q22: nil); the reversal of the impairment loss related to the planned sale of the retail banking operations in France of $0.08 (4Q22: nil; 1Q22: nil); and gains in relation to the planned sale of the banking business in Canada of $0.01 (4Q22: $0.01; 1Q22 nil). Additionally, the earnings per share at 4Q22 included the impact of recognition of certain tax assets of $0.01 (1Q23: nil; 1Q22: nil).
2    Includes average gross loans and advances to customers reported within ‘assets held for sale‘.
3    Excludes impacts of the reversal of the impairment loss of $1.6bn (net of tax) relating to the planned sale of the retail banking operations in France, recognised in 3Q22, which is no longer classified as held for sale, and the provisional gain of $1.5bn recognised in respect of the acquisition of SVB UK.
4    Excluding the impact of retranslating prior year costs of hyperinflationary economies at constant currency FX.
5    Average interest earning assets for 31 December 2022 are stated on a year-to-date basis, which differs from the quarter-to-date basis of $2,116,018m presented in the ‘net interest margin‘ section on page 13.
6    Unless otherwise stated, regulatory capital ratios and requirements are based on the transitional arrangements of the Capital Requirements Regulation in force at the time. Leverage metrics exclude central bank claims in accordance with the Prudential Regulation Authority's (‘PRA‘) UK leverage framework. References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK‘s version of such regulation or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be subsequently amended under UK law.
7    Regulatory numbers and ratios are as presented at the date of reporting. Small changes may exist between these numbers and ratios and those subsequently submitted in regulatory filings. Where differences are significant, we will restate in subsequent periods.
8    The liquidity coverage ratio is based on the average month-end value over the preceding 12 months.

6	HSBC Holdings plc Earnings Release 1Q23

Contents

1	Highlights	21	Risk
2	– Business highlights	21	– Approach to risk management
3	– Cautionary statement regarding forward-looking statements	21	– Geopolitical and macroeconomic risks
4	– Basis of preparation	22	– Ibor transition
5	– Strategic transactions	22	– Credit risk
6	– Key financial metrics	29	– Capital risk
7	Financial summary	32	Alternative performance measures
8	– Summary consolidated income statement	44	– Second interim dividend for 2022
9	– Distribution of results by global business and legal entity	44	– First interim dividend for 2023
10	– Income statement commentary	44	– Dividend on preference shares
14	– Summary consolidated balance sheet	45	– Investor relations/media relations contacts
14	– Balance sheet commentary	46	– Abbreviations
17	– Global businesses
HSBC Holdings plc will be conducting a trading update conference call with analysts and investors today to coincide with the publication of its Earnings Release. The call will take place at 07.30am BST. Details of how to participate in the call and the live audio webcast can be found at www.hsbc.com/investors.
About HSBC
HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 62 countries and territories. With assets of $2,990bn at 31 March 2023, HSBC is one of the world’s largest banking and financial services organisations.

Financial summary

Constant currency performance
Constant currency performance is computed by adjusting reported results for the effects of foreign currency translation differences, which distort period-on-period comparisons.
We consider constant currency performance to provide useful information for investors by aligning internal and external reporting, and reflecting how management assesses period-on-period performance.
Foreign currency translation differences
Foreign currency translation differences reflect the movements of the US dollar against most major currencies. We exclude them to derive constant currency data, allowing us to assess balance sheet and income statement performance on a like-for-like basis and to better understand the underlying trends in the business.

Foreign currency translation differences
Foreign currency translation differences for 1Q23 are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:
•the income statements for 4Q22 and 1Q22 at the average rate of exchange for 1Q23; and
•the closing prior period balance sheets at the prevailing rates of exchange at 31 March 2023.
No adjustment has been made to the exchange rates used to translate foreign currency-denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates. The constant currency data of HSBC’s Argentina subsidiaries has not been adjusted further for the impacts of hyperinflation. Since 1 June 2022, Türkiye has been deemed a hyperinflationary economy for accounting purposes. HSBC has an operating entity in Türkiye and the constant currency data has not been adjusted further for the impacts of hyperinflation. When reference is made to foreign currency translation differences in tables or commentaries, comparative data reported in the functional currencies of HSBC’s operations have been translated at the appropriate exchange rates applied in the current period on the basis described above.

Notable items
We separately disclose ‘notable items‘, which are components of our income statement that management would consider as outside the normal course of business and generally non-recurring in nature.
The tables on pages 36 to 42 detail the effects of notable items on each of our global business segments and legal entities during 1Q23, 4Q22 and 1Q22.

HSBC Holdings plc Earnings Release 1Q23	7

Earnings Release – 1Q23

Global business performance
The Group Chief Executive, supported by the rest of the Group Executive Committee (‘GEC’), is considered to be the Chief Operating Decision Maker (‘CODM’) for the purposes of identifying the Group‘s reportable segments.
The Group Chief Executive and the rest of the GEC review operating activity on a number of bases, including by global business and legal entities. Our global businesses – Wealth and Personal Banking, Commercial Banking and Global Banking and Markets – along with Corporate Centre are our reportable segments under IFRS 8 ‘Operating Segments’. Global business results are assessed by the CODM on the basis of constant currency performance, which removes the effects of currency translation impacts from reported results. Therefore, we present these results on a constant currency basis.
As required by IFRS 8, reconciliations of the constant currency results to the Group’s reported results are presented on page 35. Supplementary reconciliations of constant currency to reported results by global business are presented on pages 36 to 38 for information purposes.
Management view of revenue on a constant currency basis
Our global business segment commentary includes tables that provide breakdowns of revenue on a constant currency basis by major product. These reflect the basis on which revenue performance of the businesses is assessed and managed.
Summary consolidated income statement

	Quarter ended[1]
	31 Mar	31 Dec	31 Mar
	2023	2022	2022
	$m	$m	$m
Net interest income	8,959	8,986	6,475
Net fee income	3,004	2,690	3,210
Net income from financial instruments held for trading or managed on a fair value basis	4,112	2,662	2,281
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	3,894	2,281	(5,886)
Changes in fair value of designated debt and related derivatives[2]	117	23	(78)
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	77	38	72
Gains less losses from financial investments	11	(84)	43
Insurance finance income/(expense)	(3,912)	(2,151)	5,786
Insurance service result	284	239	219
Gain on acquisitions[3]	1,511	—	—
Reversal of impairment loss relating to the planned sale of our retail banking operations in France[4]	2,130	—	—
Other operating income/(expense)	(16)	(117)	183
Net operating income before change in expected credit losses and other credit impairment charges[5]	20,171	14,567	12,305
Change in expected credit losses and other credit impairment charges	(432)	(1,430)	(639)
Net operating income	19,739	13,137	11,666
Total operating expenses excluding impairment of goodwill and other intangible assets	(7,588)	(8,717)	(8,173)
Impairment of goodwill and other intangible assets	2	(64)	(5)
Operating profit	12,153	4,356	3,488
Share of profit in associates and joint ventures	733	693	656
Profit before tax	12,886	5,049	4,144
Tax expense	(1,860)	(388)	(712)
Profit after tax	11,026	4,661	3,432
Attributable to:
– ordinary shareholders of the parent company	10,327	4,378	2,755
– preference shareholders of the parent company	—	—	—
– other equity holders	418	124	488
– non-controlling interests	281	159	189
Profit after tax	11,026	4,661	3,432
	$	$	$
Basic earnings per share	0.52	0.22	0.14
Diluted earnings per share	0.52	0.22	0.14
Dividend per ordinary share (paid in the period)	—	—	—
	%	%	%
Return on average ordinary shareholders’ equity (annualised)	25.5	11.3	6.7
Return on average tangible equity (annualised)	27.4	12.3	7.2
Cost efficiency ratio	37.6	60.3	66.5
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts‘, which replaced IFRS 4 ‘Insurance Contracts‘. Comparative data have been re-presented accordingly.
2 The debt instruments, issued for funding purposes, are designated under the fair value option to reduce an accounting mismatch.
3 Provisional gain of $1.5bn recognised in respect of the acquisition of SVB UK.
4 Reversal of the $2.1bn impairment loss relating to the planned sale of the retail banking operations in France, recognised in 3Q22, which is no longer classified as held for sale.
5 Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

8	HSBC Holdings plc Earnings Release 1Q23

Distribution of results by global business and legal entity

Distribution of results by global business
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2023	2022	2022
	$m	$m	$m
Constant currency revenue[1]
Wealth and Personal Banking	8,983	6,932	4,948
Commercial Banking[2]	6,675	4,856	3,347
Global Banking and Markets[2]	4,440	3,404	3,703
Corporate Centre	73	(349)	(426)
Total	20,171	14,843	11,572
Constant currency profit/(loss) before tax
Wealth and Personal Banking	5,271	2,872	1,108
Commercial Banking[2]	4,812	2,021	1,668
Global Banking and Markets[2]	2,040	625	1,094
Corporate Centre	763	(372)	(32)
Total	12,886	5,146	3,838
1    Constant currency net operating income before change in expected credit losses and other credit impairment charges including the effects of foreign currency translation differences, also referred to as constant currency revenue.
2 In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers’ respective needs, a portfolio of our customers within our markets in Latin America was transferred from GBM to CMB for reporting purposes. Comparative data have been re-presented accordingly.

Distribution of results by legal entity
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2023	2022	2022
	$m	$m	$m
Reported profit/(loss) before tax
HSBC UK Bank plc	3,131	1,140	1,170
HSBC Bank plc	2,714	(356)	(23)
The Hongkong and Shanghai Banking Corporation Limited	5,849	3,753	2,765
HSBC Bank Middle East Limited	377	179	182
HSBC North America Holdings Inc.	307	84	310
HSBC Bank Canada	239	219	231
Grupo Financiero HSBC, S.A. de C.V.	215	140	113
Other trading entities[1]	493	438	262
– of which: other Middle East entities (Oman, Türkiye, Egypt, Saudi Arabia)	139	150	210
– of which: Saudi Awwal Bank	110	133	(2)
Holding companies, shared service centres and intra-group eliminations	(439)	(548)	(866)
Total	12,886	5,049	4,144
Constant currency profit before tax
HSBC UK Bank plc	3,131	1,182	1,060
HSBC Bank plc	2,714	(332)	(11)
The Hongkong and Shanghai Banking Corporation Limited	5,849	3,810	2,649
HSBC Bank Middle East Limited	377	179	181
HSBC North America Holdings Inc.	307	84	310
HSBC Bank Canada	239	220	216
Grupo Financiero HSBC, S.A. de C.V.	215	147	124
Other trading entities[1]	493	396	198
– of which: other Middle East entities (Oman, Türkiye, Egypt, Saudi Arabia)	139	124	154
– of which: Saudi Awwal Bank	110	133	(2)
Holding companies, shared service centres and intra-group eliminations	(439)	(540)	(889)
Total	12,886	5,146	3,838
1    Other trading entities includes the results of entities located in Oman, Türkiye, Egypt and Saudi Arabia (including our share of the results of Saudi Awwal Bank) which do not consolidate into HSBC Bank Middle East Limited. Supplementary analysis is provided on page 43 for a fuller picture of the MENA regional performance.
Tables showing constant currency profit before tax by global business and legal entity are presented to support the commentary on constant currency performance on pages 11 and 12.
The tables on pages 36 to 42 reconcile reported to constant currency results for each of our global business segments and legal entities.

HSBC Holdings plc Earnings Release 1Q23	9

Earnings Release – 1Q23

Income statement commentary
Group
1Q23 compared with 1Q22 – reported results

Movement in reported profit compared with 1Q22
	Quarter ended
	31 Mar	31 Mar	Variance
	2023	2022	1Q23 vs. 1Q22		Impact of FX
	$m	$m	$m	%	%
Revenue	20,171	12,305	7,866	64	(10)
ECL	(432)	(639)	207	32	1
Operating expenses	(7,586)	(8,178)	592	7	6
Share of profit/(loss) from associates and JVs	733	656	77	12	(9)
Profit before tax	12,886	4,144	8,742	>100	—
Tax expense	(1,860)	(712)	(1,148)	>(100)
Profit after tax	11,026	3,432	7,594	>100

Notable items
	Quarter ended
	31 Mar	31 Mar
	2023	2022
	$m	$m
Revenue
– disposals, acquisitions and related costs	3,562	—
– fair value movements on financial instruments[1]	15	(200)
– restructuring and other related costs	—	80
Operating expenses
– disposals, acquisitions and related costs	(61)	—
– restructuring and other related costs	—	(451)
1 Fair value movements on non-qualifying hedges in HSBC Holdings.
Reported profit
Reported profit after tax of $11.0bn was $7.6bn higher than in 1Q22.
Reported profit before tax of $12.9bn was $8.7bn higher, which included a $2.1bn reversal of an impairment relating to the planned sale of our retail banking operations in France, and a provisional gain of $1.5bn recognised on the acquisition of SVB UK. The increase also included continued growth in net interest income, reflecting the impact of interest rate rises. Reported operating expenses were lower, mainly reflecting reduced restructuring and other related costs following the completion of our cost-saving programme. Reported ECL charges were also lower, reflecting a favourable change in the probability weightings of economic scenarios, as well as low levels of stage 3 charges.
Reported revenue
Reported revenue of $20.2bn was $7.9bn or 64% higher, and included a reversal of an impairment relating to the planned sale of our retail banking operations in France and a provisional gain on the acquisition of SVB UK, as described above.
The increase also reflected the impact of interest rate rises, mainly in Global Payments Solutions (‘GPS‘) in Commercial Banking (‘CMB‘) and Global Banking and Markets (‘GBM‘), and in Personal Banking and Global Private Banking in Wealth and Personal Banking (‘WPB‘). In GBM, higher Global Foreign Exchange revenue reflected increased client activity and market volatility, while growth in Global Debt Markets revenue reflected favourable market conditions and a better trading performance.
These increases were partly offset by lower Credit and Lending revenue in CMB, primarily driven by margin compression, and by lower revenue in GBM, reflecting disciplined balance sheet management. Additionally, revenue fell in Markets Treasury from lower net interest income due to the impact of rising interest rates on our funding costs and flattening yield curves, as well as from lower disposal gains related to risk management activities. This revenue is allocated to our global businesses.
The increase in reported revenue compared with 1Q22 included an adverse impact of foreign currency translation differences between the periods of $0.7bn.
Reported ECL
Reported ECL of $0.4bn were $0.2bn or 32% lower than in 1Q22. In 1Q23, the ECL charge reflected a favourable change in the probability weightings of economic scenarios, as well as low levels of stage 3 charges of $0.4bn. The ECL charge in 1Q22 included allowances related to the Russia-Ukraine war and heightened inflationary risks, as well as allowances related to direct Russia exposures and the commercial real estate sector in mainland China.
Reported operating expenses
Reported operating expenses of $7.6bn were $0.6bn or 7% lower, mainly reflecting a reduction in restructuring and other related costs following the completion of our cost-saving programme, which concluded at the end of 2022, and from ongoing cost discipline. These were partly offset by a rise in technology costs, continued inflationary impacts, investment in wealth in Asia and higher operations costs due to business volume growth.
The reduction in reported operating expenses compared with 1Q22 included a favourable impact of foreign currency translation differences between the periods of $0.5bn.

10	HSBC Holdings plc Earnings Release 1Q23

Reported share of profit from associates and JVs
Reported share of profit from associates and joint ventures of $0.7bn was $0.1bn or 12% higher than in 1Q22, primarily driven by a higher share of profit from Saudi Awwal Bank (‘SAB‘), formerly The Saudi British Bank.
Tax expense
Tax in 1Q23 was a charge of $1.9bn, representing an effective tax rate of 14.4%, which was 3.0 percentage points lower than the effective tax rate of 17.4% for 1Q22. The effective tax rate for 1Q23 was decreased by 3.2 percentage points by the non-taxable provisional gain on the acquisition of SVB UK and by 3.3 percentage points by the release of provisions for uncertain tax positions. The effective tax rate for 1Q22 was decreased by 4.4 percentage points by the impact of remeasuring deferred tax balances for a change in the UK statutory tax rate. Excluding these items, the effective tax rate was 20.9% for 1Q23 and 21.8% for 1Q22.
In 1Q23, we adjusted our annualised RoTE of 27.4% to exclude the impact of the reversal of an impairment relating to the planned sale of our retail banking operations in France and the provisional gain of $1.5bn on the acquisition of SVB UK. This resulted in a RoTE of 19.3%. The release of provisions for uncertain tax positions in 1Q23 had an approximately 1 percentage point favourable impact on the Group‘s RoTE.
First interim dividend for 2023
On 2 May 2023, the Board announced a first interim dividend for 2023 of $0.10 per ordinary share. For further details, see page 44.
Group
1Q23 compared with 1Q22 – constant currency basis

Movement in profit before tax compared with 1Q22 – on a constant currency basis
	Quarter ended
	31 Mar	31 Mar	Variance
	2023	2022	1Q23 vs. 1Q22
	$m	$m	$m	%
Revenue	20,171	11,572	8,599	74
ECL	(432)	(632)	200	32
Operating expenses	(7,586)	(7,712)	126	2
Share of profit from associates and JVs	733	610	123	20
Profit before tax	12,886	3,838	9,048	>100

Profit before tax of $12.9bn was $9.0bn higher than in 1Q22 on a constant currency basis. Revenue increased by $8.6bn or 74%, and included a $2.1bn reversal of an impairment relating to the planned sale of our retail banking operations in France, and a provisional gain of $1.5bn recognised on the acquisition of SVB UK. The increase in revenue was also due to higher net interest income reflecting the impact of global interest rates rises and revenue growth in Markets and Securities Services (‘MSS‘) in GBM. ECL charges were $0.2bn lower, and operating expenses decreased by $0.1bn or 2%, mainly driven by a reduction in restructuring and other related costs following the completion of our cost-saving programme at the end of 2022, which more than offset cost growth in technology and inflationary impacts. The impact of retranslating the prior year results of our operations in hyperinflationary economies at 1Q23 average rates of foreign exchange resulted in cost growth of $59m.
Group
1Q23 compared with 4Q22 – reported results

Movement in reported profit compared with 4Q22
	Quarter ended
	31 Mar	31 Dec	Variance		Impact of FX
	2023	2022	1Q23 vs. 4Q22
	$m	$m	$m	%	%
Revenue	20,171	14,567	5,604	38	2
ECL	(432)	(1,430)	998	70	—
Operating expenses	(7,586)	(8,781)	1,195	14	(1)
Share of profit from associates and JVs	733	693	40	6	4
Profit before tax	12,886	5,049	7,837	>100	5
Tax expense	(1,860)	(388)	(1,472)	>(100)
Profit after tax	11,026	4,661	6,365	>100

Notable items
	Quarter ended
	31 Mar	31 Dec
	2023	2022
	$m	$m
Revenue
– disposals, acquisitions and related costs	3,562	(71)
– fair value movements on financial instruments[1]	15	35
– restructuring and other related costs	—	(284)
Operating expenses
– disposals, acquisitions and related costs	(61)	(9)
– restructuring and other related costs	—	(1,160)
1 Fair value movements on non-qualifying hedges in HSBC Holdings.

HSBC Holdings plc Earnings Release 1Q23	11

Earnings Release – 1Q23

Reported profit
Reported profit after tax of $11.0bn was $6.4bn higher than in 4Q22.
Reported profit before tax of $12.9bn was $7.8bn higher. The increase reflected higher revenue, which included a $2.1bn reversal of an impairment relating to the planned sale of our retail banking operations in France, and a provisional gain of $1.5bn recognised on the acquisition of SVB UK. Revenue also increased in GBM‘s MSS business. Reported operating expenses decreased, primarily reflecting a reduction in restructuring and other related costs and a lower performance-related pay accrual, while lower ECL reflected a favourable change in the probability weightings of economic scenarios, and lower stage 3 charges.
Reported revenue
Reported revenue of $20.2bn was $5.6bn or 38% higher, driven by a reversal of an impairment relating to the planned sale of our retail banking operations in France and a provisional gain on the acquisition of SVB UK, as described above. The growth also reflected an increase in client activity and market volatility resulting in revenue growth in GBM‘s MSS business, notably in Global Foreign Exchange and Global Debt Markets, as well as higher Capital Markets and Advisory revenue. In GBM, there was also a favourable movement in credit and funding valuation adjustments. In WPB, wealth revenue increased, partly reflecting the rise in customer activity following the reopening of the mainland China border.
These increases were partly offset by a marginal fall in net interest income, notably in WPB from the migration of deposits from current and savings accounts to term deposits in our main entity in Hong Kong. However, net interest income grew in GPS in CMB and GBM as rising interest rates continued to benefit deposit margins.
Reported ECL
Reported ECL of $0.4bn were $1.0bn lower. The 1Q23 charge reflected a favourable change in the probability weightings of economic scenarios, as well as low levels of stage 3 charges of $0.4bn. This compared with a charge of $1.4bn in 4Q22, which included stage 3 charges related to the commercial real estate sector in mainland China and charges relating to a worsening global economic outlook.
For further details of the calculation of ECL, including the measurement uncertainties and significant judgements applied to such calculations, the impact of the economic scenarios and management judgemental adjustments, see pages 24 to 27.
Reported operating expenses
Reported operating expenses of $7.6bn were $1.2bn or 14% lower, primarily due to a reduction in restructuring and other related costs following the completion of our cost-saving programme and a lower performance-related pay accrual. These reductions were partly offset by an increase in technology costs.
The number of employees expressed in full-time equivalent staff (‘FTE’) at 31 March 2023 was 221,656, an increase of 2,456 compared with 31 December 2022. The number of contractors at 31 March 2023 was 5,564, a decrease of 483 due to the completion of our cost-saving programme.
Reported share of profit from associates and JVs
Reported share of profit from associates and joint ventures of $0.7bn was $40m or 6% higher, primarily from an increase in the share of profit from Bank of Communications Co., Limited (‘BoCom‘).
Group
1Q23 compared with 4Q22 – constant currency basis

Movement in profit before tax compared with 4Q22 – on a constant currency basis
	Quarter ended
	31 Mar	31 Dec	Variance
	2023	2022	1Q23 vs. 4Q22
	$m	$m	$m	%
Revenue	20,171	14,843	5,328	36
ECL	(432)	(1,455)	1,023	70
Operating expenses	(7,586)	(8,958)	1,372	15
Share of profit from associates and JVs	733	716	17	2
Profit before tax	12,886	5,146	7,740	150

Profit before tax of $12.9bn was $7.7bn higher than in 4Q22 on a constant currency basis. Growth reflected an increase in revenue of $5.3bn or 36%, primarily driven by a $2.1bn reversal of an impairment relating to the planned sale of our retail banking operations in France, and a provisional gain of $1.5bn recognised on the acquisition of SVB UK. In addition, the increase in revenue included growth in MSS in GBM and Wealth in WPB. The reduction in operating expenses of $1.4bn or 15% reflected lower restructuring and other related costs following the completion of our cost-saving programme, and a lower performance-related pay accrual, while a $1.0bn reduction in ECL was mainly as 4Q22 included an increase in stage 3 charges related to the commercial real estate sector in mainland China.

12	HSBC Holdings plc Earnings Release 1Q23

Net interest margin

	Quarter ended
	31 Mar	31 Dec	31 Mar
	2023	2022	2022
	$m	$m	$m
Net interest income	8,959	8,986	6,475
Average interest-earning assets	2,152,893	2,116,018	2,200,896
	%	%	%
Gross interest yield[1]	4.16	3.55	1.69
Less: gross interest payable[1]	(2.91)	(2.21)	(0.59)
Net interest spread[2]	1.25	1.34	1.10
Net interest margin[3]	1.69	1.68	1.19
1    Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’). Gross interest payable is the average annualised interest cost as a percentage of average interest-bearing liabilities.
2    Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate payable on average interest-bearing funds.
3    Net interest margin is net interest income expressed as an annualised percentage of AIEA.
Net interest margin (‘NIM‘) of 1.69% was 50 basis points (‘bps’) higher compared with 1Q22, driven by higher market interest rates. The yield on AIEA increased by 247bps, partly offset by a 232bps rise in the funding cost of average interest-bearing liabilities. The increase in NIM in 1Q23 included the adverse impact of foreign currency translation differences. Excluding these, NIM increased by 52bps.
In 1Q23, net interest income included a $1.4bn interest expense representing a component of centrally allocated funding costs associated with generating ‘net income from financial instruments held for trading or managed on a fair value basis’. This compared with an interest expense of $0.1bn in 1Q22 and $1.3bn in 4Q22.
NIM was up 1bps compared with 4Q22, predominantly driven by improved asset yields as a result of higher interest rates in most of our markets, partly offset by lower margins in Asia due to higher term deposit migration and a reduction in the Hong Kong Interbank Offered Rate (‘HIBOR‘). The increase in NIM in 1Q23 included the adverse impact of foreign currency translation differences. Excluding these, NIM increased by 2bps compared with 4Q22.
The impact of the adoption of IFRS 17 ‘Insurance Contracts‘ was a reduction in net interest income in 4Q22 of $592m and $62bn lower AIEA. This had a dilutive impact on our NIM, which fell by 6bps from 1.74% to 1.68%. The impact of IFRS 17 is dilutive due to the fact that these AIEA are funded primarily by policyholders‘ funds and not by interest-bearing liabilities.

HSBC Holdings plc Earnings Release 1Q23	13

Earnings Release – 1Q23

Summary consolidated balance sheet

	At1
	31 Mar	31 Dec
	2023	2022
	$m	$m
Assets
Cash and balances at central banks	327,554	327,002
Trading assets	228,429	218,093
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	103,659	100,101
Derivatives	237,200	284,159
Loans and advances to banks	110,721	104,475
Loans and advances to customers	963,394	923,561
Reverse repurchase agreements – non-trading	260,688	253,754
Financial investments	390,351	364,726
Assets held for sale	90,059	115,919
Other assets	277,641	257,496
Total assets	2,989,696	2,949,286
Liabilities and equity
Liabilities
Deposits by banks	75,513	66,722
Customer accounts	1,604,099	1,570,303
Repurchase agreements – non-trading	139,694	127,747
Trading liabilities	77,340	72,353
Financial liabilities designated at fair value	146,617	127,321
Derivatives	237,493	285,762
Debt securities in issue	85,351	78,149
Insurance contract liabilities	114,626	108,816
Liabilities of disposal groups held for sale	84,057	114,597
Other liabilities	227,383	212,319
Total liabilities	2,792,173	2,764,089
Equity
Total shareholders’ equity	190,095	177,833
Non-controlling interests	7,428	7,364
Total equity	197,523	185,197
Total liabilities and equity	2,989,696	2,949,286
1    From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts‘, which replaced IFRS 4 ‘Insurance Contracts‘. Comparative data have been re-presented accordingly.

Balance sheet commentary
Balance sheet – 31 March 2023 compared with 31 December 2022
At 31 March 2023, our total assets of $3.0tn were $40bn higher on a reported basis and included favourable effects of foreign currency translation differences of $26bn. On a constant currency basis, total assets were $15bn higher due to growth in financial investments, a seasonal increase in settlement accounts as customers aim to settle their trades at 31 December, and growth in lending balances following the acquisition of SVB UK. These increases were partly offset by lower derivative asset balances reflecting adverse revaluation movements on foreign exchange and interest rate contracts.
Loans and advances to customers as a percentage of customer accounts was 60.1%, which was higher than 58.8% at 31 December 2022.

14	HSBC Holdings plc Earnings Release 1Q23

Combined view of customer lending and customer deposits
	At
	31 Mar	31 Dec
	2023	2022
	$m	$m
Loans and advances to customers	963,394	923,561
–of which Silicon Valley Bank UK Limited	7,349	—
Loans and advances to customers of disposal groups reported in ‘Assets held for sale’	55,742	80,576
–Canada	55,404	55,197
–France retail banking operations	—	25,029
–other	338	350
Combined customer lending	1,019,136	1,004,137
Currency translation	—	8,622
Combined customer lending at constant currency	1,019,136	1,012,759
Customer accounts	1,604,099	1,570,303
–of which Silicon Valley Bank UK Limited	8,478	—
Customer accounts reported in ‘Liabilities of disposal groups held for sale’	61,909	85,274
–Canada	59,735	60,606
–France retail banking operations	—	22,348
–other	2,174	2,320
Combined customer deposits	1,666,008	1,655,577
Currency translation	—	13,005
Combined customer deposits at constant currency	1,666,008	1,668,582

Loans and advances to customers
Loans and advances to customers of $1.0tn were $40bn higher on a reported basis. This included the following items:
•adverse effects of foreign currency translation differences of $8bn;
•an increase from the reclassification of $25bn of lending balances from ‘assets held for sale‘ relating to the planned sale of our retail banking operations in France; and
•an increase in lending balances through the acquisition of SVB UK of $7bn.
Excluding these factors, customer lending balances remained broadly stable, reflecting the following movements:
In WPB, customer lending increased by $3bn, primarily from mortgage balance growth in Hong Kong, Australia and Singapore.
In CMB, customer lending was $1bn higher, including the transfer of a portfolio of Global Banking clients to CMB in our legal entities in Australia and Indonesia. This was partly offset by lower balances in our legal entity in Hong Kong.
In GBM, lending fell by $5bn, including the transfer of a portfolio of Global Banking clients to CMB referred to above. The reduction also reflected lower term lending in our main legal entity in Asia, partly offset by an increase in overdraft balances in HSBC Bank plc.
Customer accounts
Customer accounts of $1.6tn increased by $34bn on a reported basis. This included the following items:
•adverse effects of foreign currency translation differences of $12bn;
•an increase from the reclassification of $23bn of customer account balances from ‘liabilities of disposal groups held for sale‘ relating to the planned sale of our retail banking operations in France; and
•an increase in customer accounts through the acquisition of SVB UK of $8bn.
Excluding these factors, customer accounts fell by $10bn, reflecting the following movements:
In WPB, customer accounts rose by $3bn, notably due to an increase in our entity in Hong Kong driven by higher term deposit balances, partly offset by a decrease in interest-bearing current accounts. There were also net outflows in HSBC UK.
In CMB, the reduction in customer accounts of $6bn reflected net outflows in our legal entities in Hong Kong, HSBC UK and HSBC Bank plc. These factors were partly offset by the impact of a transfer of a portfolio of Global Banking clients to CMB in our legal entities in Australia and Indonesia.
In GBM, customer accounts decreased by $7bn, including the transfer of clients to CMB referred to above. The reduction also included lower interest-bearing and non-interest-bearing balances in our Hong Kong entity, partly offset by balance growth in HSBC Bank plc.

HSBC Holdings plc Earnings Release 1Q23	15

Earnings Release – 1Q23

Financial investments
As part of our interest rate hedging strategy, we hold a portfolio of debt instruments, reported within financial investments, which are classified as hold-to-collect-and-sell. As a result, the change in value of these instruments is recognised through ‘debt instruments at fair value through other comprehensive income’ in equity.
At 31 March 2023, we had recognised a cumulative unrealised loss of $5.9bn on these hold-to-collect-and-sell positions through other comprehensive income, which included a $0.6bn gain in 1Q23, inclusive of movements on related fair value hedges. This excluded insurance assets. Overall, the Group is positively exposed to rising interest rates through net interest income, although there is an adverse impact on our capital base in the early stages of a rising interest rate environment due to the fair value of hold-to-collect-and-sell instruments. After the initial negative effect materialising through reserves, the net interest income of the Group is expected to result in a net benefit over time, provided policy rates follow market implied rates.
Over time, these adverse movements will unwind as the instruments reach maturity, although not all will necessarily be held to maturity.
We also hold a portfolio of financial investments measured at amortised cost, which are classified as hold-to-collect. At 31 March 2023, there was a cumulative unrealised loss of $1.4bn related to this portfolio, excluding insurance assets. During 1Q23 there was a $0.5bn improvement in the unrealised loss balance. At 31 December 2022, a significant portion of this portfolio was related to our insurance business, which after the adoption of IFRS 17 is now classified as fair value through profit and loss.
Risk-weighted assets – 31 March 2023 compared with 31 December 2022
Risk-weighted assets (‘RWAs’) rose by $14.7bn during the quarter, including an increase of $3.4bn from foreign currency translation differences. Excluding foreign currency translation differences, RWAs increased by $11.3bn. This was primarily due to:
•a $11.3bn asset size increase, primarily due to growth in sovereign exposures and retail lending, additional RWAs related to HSBC Canada disposal hedges, and higher structural foreign exchange exposures on market risk RWAs; and
•a $9.6bn increase through the acquisition of SVB UK.
These were partly offset by:
•a $7.0bn drop in RWAs due to methodology and policy changes, which included a $7.7bn fall due to a regulatory change related to the risk weighting of residential mortgages in Hong Kong, partly offset by changes to risk weights on certain exposures in our associate SAB; and
•a $2.3bn decrease driven by portfolio mix changes in our global businesses.

16	HSBC Holdings plc Earnings Release 1Q23

Global businesses
Wealth and Personal Banking – constant currency basis

Management view of revenue
	Quarter ended
	31 Mar	31 Dec	31 Mar	Variance
	2023	2022	2022	1Q23 vs. 1Q22
	$m	$m	$m	$m	%
Wealth	1,961	1,794	1,735	226	13
– investment distribution	636	553	635	1	—
– Global Private Banking	571	522	453	118	26
net interest income	293	295	167	126	75
non-interest income	278	227	286	(8)	(3)
– life insurance	448	425	381	67	18
– asset management	306	294	266	40	15
Personal Banking	4,967	5,069	3,033	1,934	64
– net interest income	4,659	4,743	2,722	1,937	71
– non-interest income	308	326	311	(3)	(1)
Other[1]	2,055	69	180	1,875	>100
– of which: reversal of impairment loss relating to the planned sale of our retail banking operations in France	2,021	—	—	2,021	—
Net operating income[2]	8,983	6,932	4,948	4,035	82
RoTE (annualised)[3] (%)	50.2	13.8	10.3
1    ‘Other’ includes Markets Treasury, HSBC Holdings interest expense and hyperinflation. It also includes the distribution and manufacturing (where applicable) of retail and credit protection insurance, disposal gains and other non-product-specific income.
2    ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
3    RoTE (annualised) in 1Q23 included a 21.3 percentage point favourable impact of the reversal of the impairment losses relating to the planned sale of our retail banking operations in France. RoTE for the 31 December 2022 period represents the full-year RoTE for 2022.

Notable items
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2023	2022	2022
	$m	$m	$m
Revenue
– disposals, acquisitions and related costs	2,021	(7)	—
– fair value movements on financial instruments	—	—	—
– restructuring and other related costs	—	—	93
Operating expenses
– disposals, acquisitions and related costs	(21)	(3)	—
– restructuring and other related costs	—	(182)	(53)

1Q23 compared with 1Q22
Profit before tax of $5.3bn was $4.2bn higher than in 1Q22 on a constant currency basis, including a $2.0bn reversal of an impairment relating to the sale of our retail banking operations in France. The growth in profit before tax also included an increase in revenue of $1.9bn in Personal Banking from higher net interest income due to rising interest rates, higher wealth revenue of $0.2bn, a reduction of $26m in operating expenses and a fall in ECL of $0.1bn.
Revenue of $9.0bn was $4.0bn or 82% higher on a constant currency basis. This included the impact of a reversal of an impairment relating to the planned sale of our retail banking operations in France included within ‘Other‘. There was also strong growth in Personal Banking net interest income of $1.9bn from rising interest rates and balance sheet growth, a rise of $0.1bn in Global Private Banking net interest income and a $0.1bn increase in revenue in life insurance. These were partly offset by a reduction in revenue allocated from Corporate Centre of $0.2bn, including from Markets Treasury.
In Wealth, revenue of $2.0bn was up $0.2bn or 13%.
•Global Private Banking revenue was $0.1bn or 26% higher due to the positive impact of rising interest rates on net interest income.
•Life insurance revenue rose by $0.1bn or 18%. The new business contractual service margin written of $0.4bn in 1Q23 was up $0.1bn, mainly in Hong Kong due in part to the mainland China border reopening and the launch of new products in 1Q23. Under IFRS 17, the future profits from new business are capitalised in the contractual service margin, and not recognised immediately in the income statement, as was the case for the value of new business measure under IFRS 4.
In Personal Banking, revenue of $5.0bn was up $1.9bn or 64%.
•Net interest income was $1.9bn or 71% higher due to the benefit of interest rate rises and wider margins. This was supported by moderate lending growth in HSBC UK, and our main legal entities in Asia, Mexico, the US and the Middle East. Mortgage lending rose in HSBC UK by $7bn and in our main legal entity in Asia by $3bn. Compared with 1Q22, retail deposit balances in our main legal entity in Asia increased by $4bn or 1%, offset by a reduction of $5bn or 2% in retail deposits in HSBC UK.
Other revenue increased by $1.9bn, mainly due to a $2.0bn reversal of the impairment relating to the planned sale of our retail banking operations in France.

HSBC Holdings plc Earnings Release 1Q23	17

Earnings Release – 1Q23

ECL were $0.2bn, compared with $0.3bn in 1Q22. The reduction in the charge was primarily in HSBC UK due to a favourable shift in economic scenario probability weightings, while 1Q22 included charges related to the Russia-Ukraine conflict and inflationary pressures.
Operating expenses of $3.5bn were 1% lower on a constant currency basis, reflecting ongoing cost discipline and a reduction in the number of branches. These were partly offset by continued investments, notably in wealth in Asia, and the impact of higher inflation.
Commercial Banking – constant currency basis

Management view of revenue
	Quarter ended
	31 Mar	31 Dec	31 Mar	Variance
	2023	2022	2022	1Q23 vs. 1Q22
	$m	$m	$m	$m	%
Global Trade and Receivables Finance	510	507	518	(8)	(2)
Credit and Lending	1,364	1,396	1,431	(67)	(5)
Global Payments Solutions	2,911	2,677	984	1,927	>100
GBM products, Insurance and Investments, and Other[1]	1,890	276	414	1,476	>100
– of which: share of revenue from Markets and Securities Services and Banking products	337	280	301	36	12
– of which: provisional gain on the acquisition of Silicon Valley Bank UK Limited	1,511	—	—	1,511	—
Net operating income[2]	6,675	4,856	3,347	3,328	99
RoTE (annualised)[3] (%)	36.1	13.7	12.0
1    Includes CMB‘s share of revenue from the sale of Markets and Securities Services and Banking products to CMB customers. GBM‘s share of revenue from the sale of these products to CMB customers is included within the corresponding lines of the GBM management view of revenue. Also includes allocated revenue from Markets Treasury, HSBC Holdings interest expense and hyperinflation.
2    ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
3    RoTE (annualised) in 1Q23 included a 13.3 percentage point favourable impact of the provisional gain on the acquisition of Silicon Valley Bank UK Limited. RoTE for the 31 December 2022 period represents the full-year RoTE for 2022.

Notable items
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2023	2022	2022
	$m	$m	$m
Revenue
– disposals, acquisitions and related costs	1,511	—	—
– restructuring and other related costs	—	(15)	—
Operating expenses
– restructuring and other related costs	—	(142)	(30)

1Q23 compared with 1Q22
Profit before tax of $4.8bn was $3.1bn higher than in 1Q22 on a constant currency basis. This was driven by an increase in revenue across all our main legal entities, primarily from a $1.9bn or 282% increase in Global Payments Solutions (‘GPS‘) net interest income. It also included a provisional gain of $1.5bn from HSBC UK‘s acquisition of SVB UK. These were partly offset by a net ECL charge compared with a net release of ECL in 1Q22, while operating expenses remained broadly stable.
Revenue of $6.7bn was $3.3bn or 99% higher on a constant currency basis:
•In GPS, revenue increased by $1.9bn, with growth in all main legal entities driven by an increase in margins reflecting interest rate rises and business actions while average balances were broadly flat. There was also a 14% increase in fee income, notably in cards and payments, with growth across most of our main legal entities, notably in the UK.
•In Global Trade and Receivables Finance (‘GTRF‘), revenue was broadly stable. There were lower balances reflecting the softer trade cycle, notably in our main legal entity in Asia, while balances increased in HSBC UK. This was largely offset by higher margins and a 2% increase in fee income.
•In Credit and Lending, revenue decreased by $0.1bn or 5%, notably in the Asia and European legal entities, primarily due to higher funding costs.
•In GBM products, Insurance and Investments, and Other, revenue increased by $1.5bn, primarily reflecting the provisional gain of $1.5bn on the acquisition of SVB UK, and a 12% increase in collaboration revenue from GBM products, notably Foreign Exchange. These were partly offset by a fall of $0.3bn from revenue allocated from Corporate Centre, notably Markets Treasury revenue and the adverse impacts of hyperinflation accounting.
ECL were a net charge of $0.2bn, compared with a net release of $7m in 1Q22 on a constant currency basis. The charge in 1Q23, primarily related to stage 3 charges, was partly offset by a net release of stage 1 and stage 2 allowances reflecting a favourable shift in economic scenario probability weightings. The net release in 1Q22 primarily reflected the release of Covid-19-related allowances.
Operating expenses of $1.7bn were broadly stable on a constant currency basis. The continued investment in technology and higher transactional costs resulting from business growth were largely mitigated by the impact of our continued cost discipline around hiring and lower discretionary expenditure.

18	HSBC Holdings plc Earnings Release 1Q23

Global Banking and Markets – constant currency basis

Management view of revenue
	Quarter ended
	31 Mar	31 Dec	31 Mar	Variance
	2023	2022	2022	1Q23 vs. 1Q22
	$m	$m	$m	$m	%
Markets and Securities Services	2,558	1,955	2,275	283	12
– Securities Services	585	583	460	125	27
– Global Debt Markets	350	163	197	153	78
– Global Foreign Exchange	1,219	958	1,019	200	20
– Equities	143	136	396	(253)	(64)
– Securities Financing	261	213	210	51	24
– Credit and funding valuation adjustments	—	(98)	(7)	7	100
Banking	2,132	1,940	1,483	649	44
– Global Trade and Receivables Finance	179	175	164	15	9
– Global Payments Solutions	1,075	1,046	459	616	>100
– Credit and Lending	498	515	543	(45)	(8)
– Capital Markets and Advisory	306	125	275	31	11
– Other[1]	74	79	42	32	76
GBM Other	(250)	(491)	(55)	(195)	>(100)
– Principal Investments	(4)	(3)	57	(61)	>(100)
– Other[2]	(246)	(488)	(112)	(134)	>(100)
Net operating income[3]	4,440	3,404	3,703	737	20
RoTE (annualised) (%)[4]	15.5	9.8	8.7
1    Includes portfolio management, earnings on capital and other capital allocations on all Banking products.
2    Includes notional tax credits and Markets Treasury, HSBC Holdings interest expense and hyperinflation.
3    ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
4    RoTE for the 31 December 2022 period represents the full-year RoTE for 2022.

Notable items
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2023	2022	2022
	$m	$m	$m
Revenue
– restructuring and other related costs	—	(123)	(15)
Operating expenses
– disposals, acquisitions and related costs	3	—	—
– restructuring and other related costs	—	(115)	(38)

1Q23 compared with 1Q22
Profit before tax of $2.0bn was $0.9bn or 86% higher than in 1Q22 on a constant currency basis. This was driven by an increase in revenue of $0.7bn or 20%, notably from higher net interest income in GPS, strong performances across various asset classes in Markets and Securities Services and a lower ECL charge. Operating expenses increased marginally.
Revenue of $4.4bn was $0.7bn or 20% higher on a constant currency basis.
In Markets and Securities Services, revenue increased by $0.3bn or 12%.
•In Global Debt Markets, revenue increased by $0.2bn or 78% from favourable market conditions and a better trading performance. The 1Q22 period was impacted by challenging market conditions and muted primary activity.
•In Global Foreign Exchange, revenue growth of $0.2bn or 20% reflected strong client hedging activity driven by market-wide volatility related to inflation and interest rate expectations.
•In Securities Services, revenue grew by $0.1bn or 27% from higher net interest income as global interest rates rose. This was partly offset by reduced fee income from lower market levels.
•In Securities Financing, revenue increased by $0.1bn or 24%, driven by favourable market conditions and a strong prime trading performance.
•In Equities, revenue fell by $0.3bn or 64% in the context of a strong 1Q22, and due to lower client volumes in 1Q23.
In Banking, revenue increased by $0.6bn or 44%.
•In GPS, revenue increased by $0.6bn, driven by margin growth from rising global interest rates and as a result of business pricing actions.
•Credit and Lending revenue decreased by $45m or 8%, reflecting disciplined balance sheet management.
•Capital Markets and Advisory revenue, which includes Issuer Services, increased by $31m or 11%.
In GBM Other, Principal Investments revenue declined by $0.1bn, as 1Q23 included lower revaluation gains compared with 1Q22. There was also a $0.1bn reduction in revenue allocated from Corporate Centre, notably Markets Treasury revenue and the adverse impacts of hyperinflationary accounting.
ECL were $32m in 1Q23, reflecting a favourable shift in economic scenario probability weightings. This compared with ECL of $0.3bn in 1Q22 on a constant currency basis, primarily from the deterioration in the economic outlook due to the Russia-Ukraine war and inflationary pressures.
Operating expenses of $2.4bn increased by $0.1bn or 2% on a constant currency basis from the impact of inflation, which was partly offset by disciplined cost management.

HSBC Holdings plc Earnings Release 1Q23	19

Earnings Release – 1Q23

Corporate Centre – constant currency basis

Management view of revenue
	Quarter ended
	31 Mar	31 Dec	31 Mar	Variance
	2023	2022	2022	1Q23 vs. 1Q22
	$m	$m	$m	$m	%
Central Treasury[1]	101	(12)	(189)	290	>100
Legacy portfolios	(2)	(170)	(19)	17	0
Other[2,3]	(26)	(167)	(218)	192	0
Net operating income[4]	73	(349)	(426)	499	>100
RoTE (annualised) (%)[5]	11.1	2.8	(1.9)
1    Central Treasury comprises valuation differences on issued long-term debt and associated swaps.
2    Other comprises consolidation adjustments, funding charges on property and technology assets, revaluation gains and losses on investment properties and property disposals and other revenue items not allocated to global businesses.
3    Revenue from Markets Treasury, HSBC Holdings net interest expense and hyperinflation are allocated out to the global businesses, to align them better with their revenue and expense. The total Markets Treasury revenue component of this allocation for 1Q23 was $243m (1Q22: $472m; 4Q22: $298m).
4    ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
5    RoTE for the 31 December 2022 period represents the full-year RoTE for 2022.

Notable items
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2023	2022	2022
	$m	$m	$m
Revenue
– disposals, acquisitions and related costs	30	(64)	—
– fair value movements on financial instruments[1]	15	35	(200)
– restructuring and other related costs	—	(146)	2
Operating expenses
– disposals, acquisitions and related costs	(43)	(6)	—
– restructuring and other related costs	—	(721)	(330)
1 Fair value movements on non-qualifying hedges in HSBC Holdings.
1Q23 compared with 1Q22
Profit before tax of $0.8bn was $0.8bn higher than in 1Q22 on a constant currency basis. This increase primarily reflected the non-recurrence of adverse fair value movements on financial instruments and lower restructuring and other related costs, together with an increase in the share of profit from associates and joint ventures.
Revenue was $0.5bn higher on a constant currency basis. This reflected the non-recurrence of adverse fair value movements on financial instruments and favourable valuation differences on long-term debt and associated swaps in Central Treasury (up $0.3bn), and transactional foreign currency-related valuation gains. These were partly offset by adverse fair value movements in 1Q23 of $0.1bn relating to the foreign exchange hedging of the proceeds from the planned sale of our banking business in Canada.
Operating expenses decreased by $0.2bn or 89% on a constant currency basis, primarily driven by lower restructuring and other related costs following the completion of our cost-saving programme at the end of 2022.
Share of profit from associates and joint ventures of $0.7bn increased by $0.1bn or 19% on a constant currency basis, primarily driven by an increase in the share of profit from SAB.

20	HSBC Holdings plc Earnings Release 1Q23

Risk

Approach to risk management
We aim to use a comprehensive risk management approach across the organisation and across all risk types, underpinned by our culture and values. This is outlined in our risk management framework, including the key principles and practices that we employ in managing material risks, both financial and non-financial. The framework fosters continual monitoring, promotes risk awareness and encourages sound operational and strategic decision making. It also supports a consistent approach to identifying, assessing, managing and reporting the risks we accept and incur in our activities. We continue to actively review and develop our risk management framework, and enhance our approach to managing risk with clear accountabilities.
We operate a wide-ranging stress testing programme, which is a valuable forward-looking risk management tool that forms a key component of our risk management, capital and liquidity planning. Stress testing provides senior management with key insights into the impacts of severely adverse conditions and events on the Group, and helps provide confidence to regulators on the Group’s financial stability.
We plan to run an internal climate scenario analysis in the second half of 2023 as we continue to develop our capabilities and methodologies for analysing the challenges and opportunities of climate change to our net zero strategy, as well as to inform capital planning and risk appetite.
At 31 March 2023, our CET1 ratio increased to 14.7%, from 14.2% at 31 December 2022, and our liquidity coverage ratio (‘LCR’) was 132%.
Geopolitical and macroeconomic risks
The Russia-Ukraine war has continued to have far-reaching geopolitical and economic implications. It has resulted in the imposition of significant sanctions and trade restrictions against Russia by the UK, the US and the EU, as well as other countries. Russia has implemented certain countermeasures in response.
The relationship between China and several countries, including the UK and the US, also continues to remain complex. The UK, the US, the EU and other countries have imposed various sanctions and trade restrictions on Chinese persons and companies. In response China has imposed sanctions and introduced new laws and trade restrictions that could impact the Group and its customers. Further sanctions or counter-sanctions, whether in connection with Russia or China, may affect the Group and its customers by creating regulatory, reputational and market risks.
Amid rising inflation, central banks in both developed and emerging markets tightened monetary policy in 2022. Interest rates continued to increase in the first quarter of 2023, although following uncertainty concerning the US and Swiss banking sectors, market expectations indicate that policy tightening may be close to its peak. Global inflation appears to be levelling out, although recent unexpected oil output reductions have resulted in continued uncertainty.
Fiscal deficits are likely to remain high in both developed and emerging markets as public spending is extended to provide help to vulnerable households and businesses, against a backdrop of slower growth, high energy prices and higher interest rates. This could increase the strains on highly leveraged sovereigns, corporates and households. While the average maturity of sovereign debt in developed markets has lengthened, rising interest rates may eventually bring into question the sustainability of debt levels in some countries. Among emerging markets, countries that need to refinance maturing US dollar-denominated debt, in the context of a strong dollar, higher interest rates and greater risk aversion, may face increasing difficulties.
The Chinese government has progressively introduced policy measures that helped increase liquidity and the supply of credit to the mainland China commercial real estate sector. A recovery in Chinese domestic demand for residential real estate and improved customer sentiment are necessary developments to support the ongoing health of the sector. There are some early but growing signs of stabilisation in property transaction volumes and prices in mainland China, but the benefits of the positive developments appear to be favouring state-owned enterprises and the stronger privately owned enterprises in the sector. We will continue to monitor the sector closely, notably the risk of real estate sector defaults and payment extension requests, along with the associated impact on market sentiment. We expect the restructuring of the China commercial real estate sector and resolution of the impacts to be protracted.
Our businesses continue to consider the impact of the increasing cost of living on our retail customers. We are engaging closely with our key regulators to help ensure we continue to meet their expectations of financial institutions’ activities at a time of market volatility.
During the first quarter of 2023, there was an improvement in the economic outlook compared with 31 December 2022. While our approach to macroeconomic scenarios remained unchanged, inflation and interest rate risks are still key concerns for most markets. Management adjustments to ECL were applied to reflect persisting uncertainty in certain sectors driven by these risks, where these were not fully captured by our models.
We continue to monitor, and seek to manage, the potential implications of all the above developments on our customers and our business.
Ibor transition
The publication of sterling, Swiss franc, euro and Japanese yen Libor interest rate benchmarks, as well as Euro Overnight Index Average (‘Eonia’), ceased from the end of 2021. Our interbank offered rate (‘Ibor’) transition programme – which is tasked with the development of new near risk-free rate (‘RFR’) products and the transition of legacy Ibor products – continues to support the transition of a limited number of remaining contracts that reference three-month sterling Libor, which will continue to be published using a ‘synthetic’ interest rate methodology until 31 March 2024.
Prior to the cessation of the publication of US dollar Libor from 30 June 2023, we have implemented the majority of required processes, technology and RFR product capabilities throughout the Group. We have participated in Libor to RFR market conversion events and are steadily progressing with the transition of legacy US dollar Libor and other demising Ibor contracts. Some US dollar Libor contracts that are proving more difficult to transition may be aided by the April 2023 announcement from the UK Financial Conduct Authority that ICE Benchmark Administration Limited will be compelled to publish one-month, three-month and six-month US dollar Libor settings using an alternative methodology until 30 September 2024.
We continue to be exposed to risks associated with Ibor transition, which include regulatory compliance risk, resilience risk, financial reporting risk, legal risk, model risk and market risk. The level of these key risks is diminishing in line with our process implementation and the transition of our legacy contracts. We have implemented mitigating controls, where required, and continue to actively manage and monitor these risks.

HSBC Holdings plc Earnings Release 1Q23	21

Earnings Release – 1Q23

Credit risk
Summary of credit risk
At 31 March 2023, gross loans and advances to customers and banks of $1,086bn increased by $46.3bn on a reported basis. This included:
•an increase from the reclassification of $22.6bn of personal loans and advances to customers from ‘assets held for sale‘, as the completion of the planned sale of our retail banking operations in France has become less certain and no longer meets the definition of held for sale;
•favourable foreign exchange movements of $8.1bn; and
•an increase in wholesale loans and advances to customers of $7.4bn, and loans and advances to banks of $1.0bn through the acquisition of SVB UK in March.
Excluding these factors, loans and advances to customers and banks increased by $7.2bn, mainly driven by wholesale lending in France (up $4.0bn) and personal lending in Asia, particularly Hong Kong (up $2.3bn).
At 31 March 2023, the allowance for ECL of $12.7bn comprised $12.1bn in respect of assets held at amortised cost, $0.4bn in respect of loan commitments and financial guarantees, and $0.2bn in respect of debt instruments measured at fair value through other comprehensive income (‘FVOCI’).
On a reported basis, the allowance for ECL increased by $0.1bn including adverse foreign exchange movements of $0.1bn. Allowances for ECL in wholesale and personal loans and advances to customers were broadly unchanged.
The ECL charge for the first three months of 2023 of $0.4bn, inclusive of recoveries, was driven by an improved economic outlook, reduced uncertainty and low levels of stage 3 charges. The ECL charge comprised: $0.2bn in respect of wholesale lending, of which the stage 3 charge was $0.3bn, and $0.2bn in respect of personal lending, of which the stage 3 charge was $0.2bn.

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied
	At 31 Mar 2023		At 31 Dec 2022
	Gross carrying/nominal amount	Allowance for ECL[1]	Gross carrying/nominal amount	Allowance for ECL[1]
	$m	$m	$m	$m
Loans and advances to customers at amortised cost	975,052	(11,658)	935,008	(11,447)
Loans and advances to banks at amortised cost	110,795	(74)	104,544	(69)
Other financial assets measured at amortised cost	975,596	(403)	954,934	(493)
– cash and balances at central banks	327,556	(2)	327,005	(3)
– items in the course of collection from other banks	6,577	—	7,297	—
– Hong Kong Government certificates of indebtedness	43,009	—	43,787	—
– reverse repurchase agreements – non-trading	260,688	—	253,754	—
– financial investments	131,379	(24)	109,086	(20)
– assets held for sale[2]	76,810	(324)	102,556	(415)
– other assets[3]	129,577	(53)	111,449	(55)
Total gross carrying amount on-balance sheet	2,061,443	(12,135)	1,994,486	(12,009)
Loan and other credit-related commitments	638,382	(361)	618,788	(386)
Financial guarantees	18,586	(51)	18,783	(52)
Total nominal amount off-balance sheet[4]	656,968	(412)	637,571	(438)
	2,718,411	(12,547)	2,632,057	(12,447)

	Fair value	Memorandum allowance for ECL[5]	Fair value	Memorandum allowance for ECL[5]
	$m	$m	$m	$m
Debt instruments measured at fair value through other comprehensive income (‘FVOCI’)	267,615	(132)	265,147	(126)
1    The total ECL is recognised in the loss allowance for the financial asset unless the total ECL exceeds the gross carrying amount of the financial asset, in which case the ECL is recognised as a provision.
2    Includes $74,108m gross carrying amounts and $256m allowances for ECL related to the planned sale of our banking business in Canada (31 December 2022: $74,482m and $254m), and nil gross carrying amounts and nil allowances for ECL related to the planned sale of our retail banking operations in France (31 December 2022: $25,267m and $92m).
3    Includes only those financial instruments that are subject to the impairment requirements of IFRS 9. ‘Other assets’ as presented within the summary consolidated balance sheet on page 14 comprises both financial and non-financial assets, including cash collateral and settlement accounts.
4    Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
5    Debt instruments measured at FVOCI continue to be measured at fair value with the allowance for ECL as a memorandum item. Change in ECL is recognised in ‘Change in expected credit losses and other credit impairment charges’ in the income statement.

22	HSBC Holdings plc Earnings Release 1Q23

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage at 31 March 2023
	Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	820,931	134,075	19,959	87	975,052	(1,169)	(3,407)	(7,047)	(35)	(11,658)	0.1	2.5	35.3	40.2	1.2
Loans and advances to banks at amortised cost	109,340	1,373	82	—	110,795	(18)	(34)	(22)	—	(74)	—	2.5	26.8	—	0.1
Other financial assets measured at amortised cost	958,782	16,262	552	—	975,596	(93)	(154)	(156)	—	(403)	—	0.9	28.3	—	—
Loan and other credit-related commit-ments	604,824	32,049	1,509	—	638,382	(139)	(155)	(67)	—	(361)	—	0.5	4.4	—	0.1
Financial guarantees	15,856	2,521	209	—	18,586	(7)	(11)	(33)	—	(51)	—	0.4	15.8	—	0.3
At 31 Mar 2023	2,509,733	186,280	22,311	87	2,718,411	(1,426)	(3,761)	(7,325)	(35)	(12,547)	0.1	2.0	32.8	40.2	0.5
1    Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
2    Purchased or originated credit-impaired (‘POCI‘).

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage at 31 December 2022
	Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	776,299	139,076	19,504	129	935,008	(1,092)	(3,488)	(6,829)	(38)	(11,447)	0.1	2.5	35.0	29.5	1.2
Loans and advances to banks at amortised cost	102,723	1,739	82	—	104,544	(18)	(29)	(22)	—	(69)	—	1.7	26.8	—	0.1
Other financial assets measured at amortised cost	938,798	15,339	797	—	954,934	(95)	(165)	(233)	—	(493)	—	1.1	29.2	—	0.1
Loan and other credit-related commit-ments	583,383	34,033	1,372	—	618,788	(141)	(180)	(65)	—	(386)	—	0.5	4.7	—	0.1
Financial guarantees	16,071	2,463	249	—	18,783	(6)	(13)	(33)	—	(52)	—	0.5	13.3	—	0.3
At 31 Dec 2022	2,417,274	192,650	22,004	129	2,632,057	(1,352)	(3,875)	(7,182)	(38)	(12,447)	0.1	2.0	32.6	29.5	0.5
1    Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
2    Purchased or originated credit-impaired (‘POCI‘).

HSBC Holdings plc Earnings Release 1Q23	23

Earnings Release – 1Q23

Measurement uncertainty and sensitivity analysis of ECL estimates
The recognition and measurement of ECL involves the use of significant judgement and estimation. We form multiple economic scenarios based on economic forecasts, apply these assumptions to credit risk models to estimate future credit losses, and probability weight the results to determine an unbiased ECL estimate. Management judgemental adjustments are used to address late-breaking events, data and model limitations, model deficiencies and expert credit judgements.
At 31 March 2023, management recognised an overall improvement of the economic outlook and a reduction in uncertainty, which consequently decreased weightings on the outer scenarios.
Methodology
At 31 March 2023, four economic scenarios were used to capture the uncertain nature of the economic environment and to articulate management’s view of the range of potential outcomes.
Of those four scenarios, the Central scenario is drawn from consensus forecasts. The Upside and Downside scenarios are created from distributional forecast estimates. The fourth scenario, the Downside 2, represents management’s view of severe downside risks. Scenarios produced to calculate ECL are aligned to HSBC’s top and emerging risks.
Description of economic scenarios
The economic assumptions presented in this section have been formed by HSBC with reference to external forecasts, specifically for the purpose of calculating ECL.
The outlook for the global economy has improved since the fourth quarter, with data on economic activity in the first few months of the year, particularly from labour markets, proving more resilient than had previously been expected. This has led to an upward adjustment to growth expectations for 2023 in our major markets. Growth is nonetheless expected to slow in 2023 relative to 2022 in advanced economies, and remain below trend. High inflation and tighter monetary policy are squeezing households’ real disposable incomes and driving a slowdown in activity across interest rate-sensitive sectors, particularly the housing market. For many markets in Asia, growth is forecast to improve from a trough in 2022 following the removal of stringent pandemic-related public health policy measures and reopening of borders.
Across most of our key markets, inflation is forecast to have peaked, with indications that it has already started to moderate in some markets amid lower energy prices and the easing of supply chain disruptions. Significantly, that means global central banks are also forecast to be near the end of the current tightening cycle, with interest rates expected to peak in the coming months across most of our major markets.
The risks to the economic outlook are captured in the outer scenarios. Upside and Downside scenarios are constructed to reflect the economic consequences from the crystallisation of a number of macroeconomic and financial risks. Risks to the Central scenario include inflation and monetary policy. Geopolitical risks also present downside threats, which include an escalating Russia-Ukraine war, continued differences between the US and China over a range of strategic issues and the evolution of the UK’s relationship with the EU.
The four global scenarios used for calculating ECL at 31 March 2023 are the consensus Central scenario, the consensus Upside scenario, the consensus Downside scenario and the Downside 2 scenario.
•The consensus Central scenario: This scenario features an initial period of below-trend GDP growth in most markets as inflation and tighter monetary policy cause a squeeze on business margins and households’ real disposable income. Growth returns to its long-term expected trend in later years as central banks bring inflation back to target.
•The consensus Upside scenario: This scenario features stronger economic activity in the near term, compared with the consensus Central scenario. In this scenario, growth accelerates, inflation falls at a faster rate, unemployment falls further, and equity markets and house prices see stronger gains than in the Central scenario.
•The consensus Downside scenario: This scenario features weaker economic activity compared with the Central scenario, driven by a temporary supply shock that causes a sharp rise in inflation and interest rates above the Central scenario, and leads to a moderate global recession. In this scenario, GDP contracts, unemployment rises, and equity markets and house prices fall.
•The Downside 2 scenario: This scenario reflects management’s view of the tail end of the economic distribution. It incorporates the simultaneous crystallisation of a number of risks that drive inflation and interest rates substantially higher than in the Central scenario in the near term. The narrative features an escalation of geopolitical risks and worsening of supply chain disruptions. As a result, inflation and interest rates are expected to rise significantly, causing a deep global recession with a rapid increase in unemployment and sharp falls in asset prices.
Both the consensus Downside and the Downside 2 scenarios are global in nature, and while they differ in severity, they assume that the key risks to HSBC, listed above, crystallise simultaneously.

24	HSBC Holdings plc Earnings Release 1Q23

The range of macroeconomic projections across the various scenarios is shown in the table below:

Macroeconomic projections in key markets
	Central scenario				Consensus Upside scenario			Consensus Downside scenario			Downside 2 scenario
	Five-year average	2023	2024	2025	Five-year average	Best outcome		Five-year average	Worst outcome		Five-year average	Worst outcome
Hong Kong
GDP growth rate (%)	3.0	3.2	3.3	2.8	4.4	11.0	(4Q23)	1.4	(1.1)	(2Q23)	0.8	(7.5)	(1Q24)
Unemployment rate (%)	3.4	3.4	3.3	3.5	3.2	2.7	(1Q24)	4.1	4.9	(1Q25)	5.1	5.6	(1Q25)
House price growth (%)	0.8	(8.9)	1.5	1.7	1.5	4.4	(3Q24)	0.0	(12.7)	(2Q23)	(4.2)	(13.3)	(2Q23)
Inflation rate (%)	2.1	2.1	2.1	2.1	1.9	0.4	(1Q24)	2.2	0.7	(1Q25)	2.3	1.0	(1Q25)
									4.3	(1Q24)		4.8	(1Q24)
Probability (%)	75				10			10			5
Mainland China
GDP growth rate (%)	4.7	5.1	5.0	4.6	6.0	10.7	(1Q24)	3.6	2.2	(3Q23)	2.5	(3.4)	(1Q24)
Unemployment rate (%)	5.0	5.3	5.0	5.0	4.9	4.8	(1Q25)	5.3	5.9	(3Q23)	6.2	6.8	(1Q25)
House price growth (%)	3.4	0.6	4.3	4.0	4.5	7.8	(3Q24)	2.4	(0.4)	(2Q23)	0.0	(17.4)	(1Q24)
Inflation rate (%)	2.2	2.3	2.3	2.3	2.0	0.9	(2Q24)	2.2	0.8	(1Q25)	2.3	1.1	(1Q25)
									5.0	(4Q23)		5.4	(1Q24)
Probability (%)	75				10			10			5
UK
GDP growth rate (%)	1.1	(0.9)	0.8	1.8	1.9	3.3	(1Q25)	0.3	(2.5)	(4Q23)	0.3	(6.5)	(1Q24)
Unemployment rate (%)	4.4	4.4	4.8	4.3	3.7	2.8	(1Q25)	5.1	6.6	(2Q24)	7.8	9.4	(3Q24)
House price growth (%)	0.1	0.2	(4.6)	1.0	1.3	2.8	(2Q23)	(1.6)	(11.3)	(2Q24)	(5.1)	(23.5)	(2Q24)
Inflation rate (%)	2.7	6.8	2.7	2.0	2.4	1.0	(3Q24)	2.8	0.4	(1Q25)	2.3	(2.3)	(3Q24)
									7.5	(3Q23)		11.9	(3Q23)
Probability (%)	70				5			20			5
US
GDP growth rate (%)	1.6	0.7	1.1	2.1	2.6	3.5	(1Q25)	0.7	(2.7)	(4Q23)	1.1	(3.8)	(1Q24)
Unemployment rate (%)	4.2	4.0	4.6	4.3	3.6	3.1	(4Q23)	4.8	6.0	(1Q24)	7.8	9.5	(1Q25)
House price growth (%)	1.2	(0.9)	(0.9)	2.5	3.1	6.2	(4Q24)	0.6	(5.0)	(4Q23)	(1.0)	(18.3)	(1Q24)
Inflation rate (%)	2.5	3.9	2.6	2.3	2.2	1.2	(1Q24)	2.5	0.9	(1Q25)	2.5	0.5	(1Q25)
									5.1	(1Q24)		5.7	(1Q24)
Probability (%)	75				5			15			5
Note: The ‘worst’ or the ‘best’ outcome refers to the quarter that is either the trough or peak in the respective variable, in the first two years of the scenario. For inflation, in the consensus Upside scenario, lower inflation is interpreted as the ‘best‘ outcome. Due to the nature of the shock to inflation in the Downside scenarios, both the lowest and highest point is shown in the tables.
At 31 March 2023, the consensus Upside and Central scenarios for mainland China had a combined weighting of 85% (31 December 2022: 75%). In Hong Kong, the combined weighting of the consensus Upside and Central scenarios was 85% (31 December 2022: 75%). For the UK, the combined weighting of the consensus Upside and Central scenarios was 75% (31 December 2022: 65%), and in the US the combined weighting for the consensus Upside and Central scenarios was 80% (31 December 2022: 75%).

HSBC Holdings plc Earnings Release 1Q23	25

Earnings Release – 1Q23

Management judgemental adjustments
In the context of IFRS 9, management judgemental adjustments are typically short-term increases or decreases to the modelled ECL at either a customer, segment or portfolio level to account for late-breaking events, model and data limitations and deficiencies, and expert credit judgement applied following management review and challenge. This includes refining model inputs and outputs and using adjustments to ECL based on management judgement and higher level quantitative analysis for impacts that are difficult to model. The effects of management judgemental adjustments are considered for both balances and ECL when determining whether or not a significant increase in credit risk has occurred and is allocated to a stage where appropriate. This is in accordance with the internal adjustments framework.
Management judgemental adjustments are reviewed under the governance process for IFRS 9 (as detailed in the section ‘Credit risk management’ on page 177 of the Form 20-F for the year ended 31 December 2022).
Review and challenge focuses on the rationale and quantum of the adjustments with a further review carried out by the second line of defence where significant. For some management judgemental adjustments, internal frameworks establish the conditions under which these adjustments should no longer be required and as such are considered as part of the governance process. This internal governance process allows management judgemental adjustments to be reviewed regularly and, where possible, to reduce the reliance on these through model recalibration or redevelopment, as appropriate. The drivers of management judgemental adjustments continue to evolve with the economic environment and as new risks emerge.
At 31 March 2023, management judgemental adjustments decreased by $0.2bn compared with 31 December 2022. Adjustments reflected the uncertainty related to high inflation, elevated interest rates and sector-specific risks. In the retail portfolio, within other macroeconomic-related adjustments there was a $0.3bn reduction to ECL to account for model oversensitivity in Latin America.
Management judgemental adjustments made in estimating the scenario-weighted reported ECL at 31 March 2023 are set out in the following table.

Management judgemental adjustments to ECL at 31 March 2023[1]
	Retail	Wholesale	Total
	$bn	$bn	$bn
Banks, sovereigns, government entities and low-risk counterparties		0.1	0.1
Corporate lending adjustments		0.4	0.4
Retail lending inflation-related adjustments	0.2		0.2
Other macroeconomic-related adjustments	(0.2)		(0.2)
Other retail lending adjustments	0.2		0.2
Total	0.1	0.5	0.6

Management judgemental adjustments to ECL at 31 December 2022[1]
	Retail	Wholesale	Total
	$bn	$bn	$bn
Banks, sovereigns, government entities and low-risk counterparties	—		—
Corporate lending adjustments		0.5	0.5
Retail lending inflation-related adjustments	0.1		0.1
Other macroeconomic-related adjustments	0.1		0.1
Other retail lending adjustments	0.2		0.2
Total	0.3	0.5	0.8
1    Management judgemental adjustments presented in the table reflect increases or (decreases) to ECL, respectively.
In the wholesale portfolio, management judgemental adjustments were an increase to modelled ECL of $0.5bn at 31 March 2023 (31 December 2022: $0.5bn increase). Adjustments to corporate exposures increased modelled ECL by $0.4bn at 31 March 2023 (31 December 2022: $0.5bn increase). The largest adjustment was observed in the real estate sector, including adjustments to reflect the uncertainty of the higher-risk Chinese commercial real estate exposures, booked in Hong Kong.
In the retail portfolio, management judgemental adjustments were an ECL increase to modelled ECL of $0.1bn at 31 March 2023 (31 December 2022: $0.3bn increase). Retail lending inflation-related adjustments increased compared with 31 December 2022, and were predominantly in the UK. Other retail lending adjustments remained stable.

26	HSBC Holdings plc Earnings Release 1Q23

Economic scenarios sensitivity analysis of ECL estimates
Management considered the sensitivity of the ECL outcome against the economic forecasts as part of the ECL governance process by recalculating the ECL under each scenario described above for selected portfolios, applying a 100% weighting to each scenario in turn. The weighting is reflected in both the determination of a significant increase in credit risk and the measurement of the resulting ECL.
The ECL calculated for the Upside and Downside scenarios should not be taken to represent the upper and lower limits of possible ECL outcomes. The impact of defaults that might occur in the future under different economic scenarios is captured by recalculating ECL for loans at the balance sheet date.
There is a particularly high degree of estimation uncertainty in numbers representing more severe risk scenarios when assigned a 100% weighting.
For wholesale credit risk exposures, the sensitivity analysis excludes ECL and financial instruments related to defaulted (stage 3) obligors. It is generally impracticable to separate the effect of macroeconomic factors in individual assessments of obligors in default. The measurement of stage 3 ECL is relatively more sensitive to credit factors specific to the obligor than future economic scenarios, and loans to defaulted obligors are a small portion of the overall wholesale lending exposure, even if representing the majority of the allowance for ECL. Therefore, the sensitivity analysis to macroeconomic scenarios does not capture the residual estimation risk arising from wholesale stage 3 exposures. Due to the range and specificity of the credit factors to which the ECL is sensitive, it is not possible to provide a meaningful alternative sensitivity analysis for a consistent set of risks across all defaulted obligors.
For retail credit risk exposures, the sensitivity analysis includes ECL for loans and advances to customers related to defaulted obligors. This is because the retail ECL for secured mortgage portfolios including loans in all stages is sensitive to macroeconomic variables.
Group ECL sensitivity results
The ECL impact of the scenarios and judgemental management adjustments are highly sensitive to movements in economic forecasts. If the Group ECL balance (excluding wholesale stage 3, which is assessed individually) was estimated solely on the basis of the consensus Central scenario, consensus Upside scenario, consensus Downside scenario or the Downside 2 scenario at 31 March 2023, it would increase/(decrease) as presented in the below sensitivity table.

	Retail[1]	Wholesale[2]
Total Group ECL at 31 March 2023	$bn	$bn
Reported ECL	3.1	3.0
Scenarios
100% consensus Central scenario	(0.2)	(0.3)
100% consensus Upside scenario	(0.5)	(0.9)
100% consensus Downside scenario	0.4	0.7
100% Downside 2 scenario	1.6	6.0

	Retail[1]	Wholesale[2]
Total Group ECL at 31 December 2022	$bn	$bn
Reported ECL	3.0	3.1
Scenarios
100% consensus Central scenario	(0.2)	(0.5)
100% consensus Upside scenario	(0.6)	(1.1)
100% consensus Downside scenario	0.4	0.8
100% Downside 2 scenario	1.8	5.5
1    ECL sensitivities exclude portfolios utilising less complex modelling approaches.
2    Includes low credit-risk financial instruments, such as debt instruments at FVOCI, which have high carrying values but low ECL under all the scenarios.
At 31 March 2023, the Group reported ECL remained flat compared with 31 December 2022, reflecting a modest decrease in reported ECL for the wholesale portfolio, offset by an equally modest increase in reported ECL for the retail portfolio. The 100% weighted ECL across the consensus scenarios also reflected immaterial changes for the retail portfolio. The Downside 2 scenario impact was higher in the wholesale portfolio, compared with 31 December 2022, mostly due to the increase in the combined weighting of the consensus Upside and Central scenarios, and increased impact of the Downside 2 scenario ECL in the UK. The Downside 2 scenario impact was lower in the retail portfolio, primarily due to model refinements in certain markets.

HSBC Holdings plc Earnings Release 1Q23	27

Earnings Release – 1Q23

Personal lending

Total personal lending for loans and advances to customers by stage distribution
	Gross carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
By legal entity
HSBC UK Bank plc	138,422	32,499	1,050	171,971	(135)	(644)	(256)	(1,035)
HSBC Bank plc	26,310	3,218	336	29,864	(16)	(30)	(105)	(151)
The Hong Kong and Shanghai Banking Corporation Limited	187,212	8,771	1,036	197,019	(144)	(378)	(184)	(706)
HSBC Bank Middle East Limited	3,582	176	76	3,834	(30)	(37)	(46)	(113)
HSBC North America Holdings Inc.	17,026	356	287	17,669	(12)	(19)	(15)	(46)
Grupo Financiero HSBC, S.A. de C.V.	10,506	1,406	479	12,391	(208)	(390)	(208)	(806)
Other trading entities	11,509	499	325	12,333	(30)	(43)	(96)	(169)
At 31 Mar 2023	394,567	46,925	3,589	445,081	(575)	(1,541)	(910)	(3,026)

By legal entity
HSBC UK Bank plc	128,590	37,394	1,012	166,996	(135)	(688)	(227)	(1,050)
HSBC Bank plc	6,377	740	127	7,244	(10)	(18)	(38)	(66)
The Hong Kong and Shanghai Banking Corporation Limited	185,723	8,698	1,117	195,538	(138)	(362)	(187)	(687)
HSBC Bank Middle East Limited	3,657	184	86	3,927	(26)	(37)	(52)	(115)
HSBC North America Holdings Inc.	16,906	375	270	17,551	(12)	(23)	(6)	(41)
Grupo Financiero HSBC, S.A. de C.V.	9,542	1,099	377	11,018	(213)	(331)	(194)	(738)
Other trading entities	11,882	376	350	12,608	(27)	(45)	(101)	(173)
At 31 Dec 2022	362,677	48,866	3,339	414,882	(561)	(1,504)	(805)	(2,870)

At 31 March 2023, total personal lending for loans and advances to customers of $445bn increased by $30.2bn compared with 31 December 2022. This increase included favourable foreign exchange movements of $4.6bn. Excluding foreign exchange movements, the increase was primarily due to $22.6bn from the recognition of our retail banking operations in France being no longer classified as held for sale. In addition, our personal lending increased by $2.3bn in Hong Kong, $0.6bn in Australia and $0.4bn in the UK, partly offset by a $0.5bn decrease in mainland China.
Stage 2 personal lending balances in HSBC UK of $32.5bn decreased by $4.9bn compared with 31 December 2022. The transfer to stage 1 balances was largely explained by refinement of significant increase in credit risk (‘SICR‘) criteria to be more responsive to changes in credit risk from origination.
Wholesale lending

Total wholesale lending for loans and advances to banks and customers at amortised cost
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
By legal entity
HSBC UK Bank plc	72,841	19,565	4,368	—	96,774	(233)	(427)	(628)	—	(1,288)
HSBC Bank plc	91,005	9,920	2,926	3	103,854	(66)	(151)	(1,151)	—	(1,368)
The Hong Kong and Shanghai Banking Corporation Limited	293,465	45,707	6,903	65	346,140	(197)	(1,007)	(3,179)	(23)	(4,406)
HSBC Bank Middle East Limited	22,967	1,593	944	4	25,508	(9)	(13)	(695)	(3)	(720)
HSBC North America Holdings Inc.	30,443	7,304	243	—	37,990	(31)	(204)	(19)	—	(254)
Grupo Financiero HSBC, S.A. de C.V.	11,676	1,477	419	—	13,572	(47)	(62)	(233)	—	(342)
Other trading entities	13,307	2,957	649	15	16,928	(29)	(36)	(254)	(9)	(328)
At 31 Mar 2023	535,704	88,523	16,452	87	640,766	(612)	(1,900)	(6,159)	(35)	(8,706)

By legal entity
HSBC UK Bank plc	64,930	18,856	4,439	28	88,253	(165)	(445)	(643)	(1)	(1,254)
HSBC Bank plc	83,174	9,175	2,631	3	94,983	(56)	(181)	(1,075)	—	(1,312)
The Hong Kong and Shanghai Banking Corporation Limited	292,022	50,708	6,934	80	349,744	(216)	(1,074)	(3,125)	(24)	(4,439)
HSBC Bank Middle East Limited	21,922	1,777	946	4	24,649	(11)	(21)	(684)	(3)	(719)
HSBC North America Holdings Inc.	30,816	6,861	211	—	37,888	(24)	(194)	(22)	—	(240)
Grupo Financiero HSBC, S.A. de C.V.	9,969	1,979	399	—	12,347	(48)	(62)	(225)	—	(335)
Other trading entities	13,512	2,593	687	14	16,806	(29)	(36)	(272)	(10)	(347)
At 31 Dec 2022	516,345	91,949	16,247	129	624,670	(549)	(2,013)	(6,046)	(38)	(8,646)

28	HSBC Holdings plc Earnings Release 1Q23

Capital risk
Capital overview

Capital adequacy metrics
	At
	31 Mar	31 Dec
	2023	2022
Risk-weighted assets (‘RWAs‘) ($bn)
Credit risk[1]	690.4	679.1
Counterparty credit[1]	36.2	37.1
Market risk	40.9	37.6
Operational risk	86.9	85.9
Total risk-weighted assets	854.4	839.7
Capital on a transitional basis ($bn)
Common equity tier 1 (‘CET1’) capital	125.7	119.3
Tier 1 capital	145.1	139.1
Total capital	169.6	162.4
Capital ratios on a transitional basis (%)
Common equity tier 1 ratio	14.7	14.2
Tier 1 ratio	17.0	16.6
Total capital ratio	19.8	19.3
Capital on an end point basis ($bn)
Common equity tier 1 (‘CET1’) capital	125.7	119.3
Tier 1 capital	145.1	139.1
Total capital	164.2	157.2
Capital ratios on an end point basis (%)
Common equity tier 1 ratio	14.7	14.2
Tier 1 ratio	17.0	16.6
Total capital ratio	19.2	18.7
Liquidity coverage ratio (‘LCR’)
Total high-quality liquid assets ($bn)	634.9	647.0
Total net cash outflow ($bn)	481.7	490.8
LCR ratio (%)	131.8	131.8
1    From 1 January 2023, RWAs related to free deliveries have been allocated to credit risk, having previously been classified under counterparty credit risk.
References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK’s version of such regulation or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be subsequently amended under UK law.
Capital figures and ratios in the previous table are calculated in accordance with the revised Capital Requirements Regulation and Directive, as implemented (‘CRR II’). The table presents them under the transitional arrangements in CRR II for capital instruments and after their expiry, known as the end point.
Capital
At 31 March 2023, our CET1 capital ratio increased to 14.7% from 14.2% at 31 December 2022, reflecting an increase in CET1 capital of $6.4bn, partly offset by an increase in RWAs of $14.7bn. The key drivers of the overall rise in our CET1 ratio during the quarter were:
•a 0.5 percentage point increase from the $3.7bn capital generation through profits less dividends;
•a 0.3 percentage point increase from the reversal of the impairment relating to the planned sale of our retail banking operations in France, and the provisional gain on the acquisition of SVB UK; and
•a 0.1 percentage point increase driven by regulatory change that reduced the risk weighting of residential mortgages in Hong Kong.
These movements were partly offset by a 0.4 percentage point fall in the CET1 ratio, driven primarily by an increase in the underlying RWAs and deductions for investments in financial sector entities, intangible assets and excess expected loss.
Our Pillar 2A requirement, set by the PRA’s Individual Capital Requirement based on a point-in-time assessment, was equivalent to 2.6% of RWAs, of which 1.5% was required to be met by CET1. Throughout 1Q23 we complied with the PRA’s regulatory capital adequacy requirement.

HSBC Holdings plc Earnings Release 1Q23	29

Earnings Release – 1Q23

Leverage

Leverage ratio[1]
	At
	31 Mar	31 Dec
	2023	2022
	$bn	$bn
Tier 1 capital	145.1	139.1
Total leverage ratio exposure	2,486.1	2,417.2
	%	%
Leverage ratio	5.8	5.8
1    Leverage ratio calculation is in line with the PRA’s UK leverage rules. This includes IFRS 9 transitional arrangement and excludes central bank claims. At 31 March 2023, the IFRS 9 add-back to CET1 capital and the related tax charge were immaterial.
Our leverage ratio was 5.8% at 31 March 2023, broadly unchanged from 31 December 2022. The increase in tier 1 capital was offset by a rise in the leverage exposure, primarily due to growth in the balance sheet.
At 31 March 2023, our UK minimum leverage ratio requirement of 3.25% was supplemented by a leverage ratio buffer of 0.9%, which consists of an additional leverage ratio buffer of 0.7% and a countercyclical leverage ratio buffer of 0.2%. These buffers translated into capital values of $17.4bn and $5.0bn, respectively. We exceeded these leverage requirements.
Risk-weighted assets

RWAs by global business
	WPB	CMB[1]	GBM[1]	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn
Credit risk	147.3	324.0	139.6	79.5	690.4
Counterparty credit risk	1.0	0.9	32.5	1.8	36.2
Market risk	1.8	1.3	23.8	14.0	40.9
Operational risk	31.3	26.9	29.3	(0.6)	86.9
At 31 Mar 2023	181.4	353.1	225.2	94.7	854.4
At 31 Dec 2022	182.9	342.4	225.9	88.5	839.7
1 In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers’ respective needs, a portfolio of our customers within our markets in Latin America was transferred from GBM to CMB for reporting purposes. Comparative data have been re-presented accordingly.

RWA movement by global business by key driver
	Credit risk, counterparty credit risk and operational risk				Market risk	Total RWAs
	WPB	CMB[1]	GBM[1]	Corporate Centre
	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jan 2023	181.2	341.3	202.3	77.3	37.6	839.7
Asset size	2.8	(1.9)	1.9	4.7	3.8	11.3
Asset quality	—	(0.6)	(0.8)	(0.9)	—	(2.3)
Model updates	(0.3)	—	—	—	—	(0.3)
Methodology and policy	(5.2)	1.5	(2.2)	(0.5)	(0.6)	(7.0)
Acquisitions and disposals	—	9.5	—	—	0.1	9.6
Foreign exchange movements[2]	1.1	2.0	0.2	0.1	—	3.4
Total RWA movement	(1.6)	10.5	(0.9)	3.4	3.3	14.7
RWAs at 31 Mar 2023	179.6	351.8	201.4	80.7	40.9	854.4
1 In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers’ respective needs, a portfolio of our customers within our markets in Latin America was transferred from GBM to CMB for reporting purposes. Comparative data have been re-presented accordingly.
2 Foreign exchange movements in this disclosure are computed by retranslating the RWAs into US dollars based on the underlying transactional currencies.
Excluding an increase in RWAs of $3.4bn due to foreign currency translation differences, RWAs increased by $11.3bn, predominantly due to the acquisition of SVB UK, and RWA asset size growth in Corporate Centre and WPB. This was partly offset by reductions due to a regulatory change related to the risk weighting of residential mortgages in Hong Kong.
Asset size
Corporate Centre and WPB RWAs rose by $7.5bn, mainly due to higher thresholds for the recognition of significant investments in financial sector entities and sovereign exposures across our legal entities. Retail lending and mortgage growth in Hong Kong also contributed to the increase in WPB RWAs. The $3.8bn rise in market risk RWAs mainly reflected additional RWAs related to HSBC Canada disposal hedges and higher structural foreign exchange exposures. GBM RWAs rose by $1.9bn, largely due to an increase in counterparty credit risk of $1.2bn driven by mark-to-market movements, and higher sovereign exposures in Argentina and Mexico. The $1.9bn decrease in CMB RWAs partly offset these movements, reflecting lower corporate lending mainly in Hong Kong and HSBC Bank plc, and a fall in debt securities in Mexico.

30	HSBC Holdings plc Earnings Release 1Q23

Asset quality
The decrease of $2.3bn RWAs was primarily driven by portfolio mix changes, mainly in Hong Kong and mainland China, which were partly offset by unfavourable movements in Egypt and North America.
Model updates
The $0.3bn fall in RWAs was mainly due to the application of a new model for premium financing and wealth portfolio lending in Asia.
Methodology and policy
Regulatory changes related to the risk weighting of residential mortgages in Hong Kong led to a $7.7bn fall in RWAs in WPB. This was partly offset by increases related to risk parameter refinements and changes to risk weights on certain exposures in our associate SAB.
Allocation methodology changes related to investments in insurance subsidiaries led to a transfer of RWAs from Corporate Centre to WPB. In addition, the transfer of Global Banking clients in Australia and Indonesia increased RWAs in CMB, and decreased RWAs in GBM.
Acquisitions and disposals
The acquisition of SVB UK led to an RWA increase of $9.6bn.
Regulatory and other developments
In November 2022, the Prudential Regulation Authority (‘PRA’) issued a consultation on the UK implementation of Basel 3.1 with a proposed implementation date of 1 January 2025. For further details, see page 6 of the Group’s Pillar 3 Disclosures at 31 December 2022. We currently do not foresee a material net impact on our ratios from the initial implementation. The RWA output floor under Basel 3.1 is proposed to be subject to a five-year transitional provision. Any impact from the output floor would be towards the end of the transition period.
Regulatory transitional arrangements for IFRS 9 ‘Financial Instruments‘
We have adopted the regulatory transitional arrangements in CRR II for IFRS 9, including paragraph four of article 473a. These allow banks to add back to their capital base a proportion of the impact that IFRS 9 has upon their loan loss allowances. Our capital and ratios are presented under these arrangements throughout the tables in this section, including the end point figures. At 31 March 2023, the add-back to CET1 capital and the related tax charge were immaterial.
For further details, refer to our Pillar 3 Disclosures at 31 March 2023, which is expected to be published on or around 10 May 2023.

HSBC Holdings plc Earnings Release 1Q23	31

Earnings Release – 1Q23

Alternative performance measures

Use of alternative performance measures
Our reported results are prepared in accordance with IFRSs as detailed in our financial statements starting on page 349 of our Form 20-F for the year ended 31 December 2022. We use a combination of reported and alternative performance measures, including those derived from our reported results that eliminate factors that distort period-on-period comparisons. These are considered alternative performance measures (non-GAAP financial measures).
The following information details the adjustments made to the reported results and the calculation of other alternative performance measures. All alternative performance measures are reconciled to the closest reported performance measure.
On 1 January 2023, HSBC adopted IFRS 17 ‘Insurance Contracts’. As required by the standard, the Group applied the requirements retrospectively with comparative data previously published under IFRS 4 ‘Insurance Contracts’ restated from the 1 January 2022 transition date.
Return on average ordinary shareholders’ equity and return on average tangible equity
Return on average ordinary shareholders’ equity (‘RoE’) is computed by taking profit attributable to the ordinary shareholders of the parent company (‘reported results’), divided by average ordinary shareholders’ equity (‘reported equity’) for the period. The adjustment to reported results and reported equity excludes amounts attributable to non-controlling interests and holders of preference shares and other equity instruments.
Return on average tangible equity (‘RoTE’) is computed by adjusting reported results for impairment of goodwill and other intangible assets (net of tax), divided by average reported equity adjusted for goodwill and intangibles for the period.
We provide RoTE ratios in addition to RoE as a way of assessing our performance, which is closely aligned to our capital position.

Return on average ordinary shareholders‘ equity and return on average tangible equity
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2023	2022	2022
	$m	$m	$m
Profit
Profit attributable to the ordinary shareholders of the parent company	10,327	4,378	2,755
Impairment of goodwill and other intangible assets (net of tax)	18	55	4
Profit attributable to the ordinary shareholders, excluding goodwill and other intangible assets impairment	10,345	4,433	2,759
Impact of strategic transactions[1]	(3,121)	—	—
Profit attributable to the ordinary shareholders, excluding goodwill, other intangible assets impairment and strategic transactions	7,224	4,433	2,759
Equity
Average ordinary shareholders’ equity	164,395	153,379	165,632
Effect of goodwill and other intangibles (net of deferred tax)	(11,202)	(10,699)	(10,864)
Average tangible equity	153,193	142,680	154,768
Average impact of strategic transactions	(1,577)	—	—
Average tangible equity excluding strategic transactions	151,616	142,680	154,768
Ratio	%	%	%
Return on average ordinary shareholders’ equity (annualised)	25.5	11.3	6.7
Return on average tangible equity (annualised)	27.4	12.3	7.2
Return on average tangible equity excluding strategic transactions (annualised)	19.3	12.3	7.2
1 Includes the reversal of $1.6bn (net of tax) impairment loss relating to the planned sale of the retail banking operations in France, recognised in 3Q22, which is no longer classified as held for sale, and the provisional gain of $1.5bn recognised in respect of the acquisition of SVB UK.

32	HSBC Holdings plc Earnings Release 1Q23

Return on average tangible equity by global business
	Quarter ended 31 Mar 2023
	Wealth and Personal Banking	Commercial Banking[1]	Global Banking and Markets[1]	Corporate Centre	Total
	$m	$m	$m	$m	$m
Profit before tax	5,271	4,812	2,040	763	12,886
Tax expense	(1,172)	(792)	(465)	569	(1,860)
Profit after tax	4,099	4,020	1,575	1,332	11,026
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(247)	(175)	(209)	(68)	(699)
Profit attributable to ordinary shareholders of the parent company	3,852	3,845	1,366	1,264	10,327
Other adjustments	3	92	132	(209)	18
Profit attributable to ordinary shareholders	3,855	3,937	1,498	1,055	10,345
Average tangible shareholders’ equity	31,129	44,188	39,174	38,702	153,193
RoTE (%)	50.2	36.1	15.5	11.1	27.4

	Quarter ended 31 Mar 2022
Profit before tax	1,161	1,794	1,177	12	4,144
Tax expense	(189)	(447)	(263)	187	(712)
Profit after tax	972	1,347	914	199	3,432
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(189)	(135)	(194)	(159)	(677)
Profit attributable to ordinary shareholders of the parent company	783	1,212	720	40	2,755
Other adjustments	7	62	159	(224)	4
Profit attributable to ordinary shareholders	790	1,274	879	(184)	2,759
Average tangible shareholders’ equity [2]	30,946	43,099	40,871	39,852	154,768
RoTE (%)	10.3	12.0	8.7	(1.9)	7.2
1 In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers’ respective needs, a portfolio of our customers within our markets in Latin America was transferred from GBM to CMB for reporting purposes. Comparative data have been re-presented accordingly.
2 From 1 January 2023, we have revised our methodology for allocating tangible equity to the global businesses following a review of capital consumption drivers. Comparative data have been re-presented accordingly.
Net asset value and tangible net asset value per ordinary share
Net asset value per ordinary share is total shareholders’ equity less non-cumulative preference shares and capital securities (‘total ordinary shareholders’ equity’), divided by the number of ordinary shares in issue excluding shares that the company has purchased and are held in treasury.
Tangible net asset value per ordinary share is total ordinary shareholders’ equity excluding goodwill and other intangible assets (net of deferred tax) (‘tangible ordinary shareholders’ equity’), divided by the number of basic ordinary shares in issue excluding shares that the company has purchased and are held in treasury.

Net asset value and tangible net asset value per ordinary share
	At
	31 Mar	31 Dec	31 Mar
	2023	2022	2022
	$m	$m	$m
Total shareholders’ equity	190,095	177,833	187,076
Preference shares and other equity instruments	(19,392)	(19,746)	(22,414)
Total ordinary shareholders’ equity	170,703	158,087	164,662
Goodwill and intangible assets (net of deferred tax)	(11,245)	(11,160)	(10,915)
Tangible ordinary shareholders’ equity	159,458	146,927	153,747
Basic number of $0.50 ordinary shares outstanding	19,736	19,739	19,968
Value per share	$	$	$
Net asset value per ordinary share	8.65	8.01	8.25
Tangible net asset value per ordinary share	8.08	7.44	7.70

HSBC Holdings plc Earnings Release 1Q23	33

Earnings Release – 1Q23

Expected credit losses and other credit impairment charges as % of average gross loans and advances to customers
Expected credit losses and other credit impairment charges (‘ECL’) as % of average gross loans and advances to customers is the annualised constant currency ECL divided by constant currency average gross loans and advances to customers for the period.
The constant currency numbers are derived by adjusting reported ECL and average loans and advances to customers for the effects of foreign currency translation differences.

Expected credit losses and other credit impairment charges as % of average gross loans and advances to customers
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2023	2022	2022
	$m	$m	$m
Expected credit losses and other credit impairment charges	(432)	(1,430)	(639)
Currency translation		(25)	7
Constant currency	(432)	(1,455)	(632)
Average gross loans and advances to customers	955,030	955,827	1,061,295
Currency translation	4,079	27,155	(42,153)
Constant currency	959,109	982,982	1,019,142
Average gross loans and advances to customers, including held for sale	1,023,531	1,008,209	1,062,507
Currency translation	4,378	28,808	(41,513)
Constant currency	1,027,909	1,037,017	1,020,994
Ratios	%	%	%
Expected credit losses and other credit impairment charges (annualised) as % of average gross loans and advances to customers	0.18	0.59	0.25
Expected credit losses and other credit impairment charges (annualised) as % of average gross loans and advances to customers, including held for sale	0.17	0.56	0.25

Constant currency operating expenses excluding notable items
Constant currency operating expenses excluding notable items is computed by excluding the impact of notable items and foreign exchange translation impacts from reported results. We consider this measure to provide useful information to investors by quantifying and excluding the notable items that management considered when setting and assessing cost-related targets.

Constant currency operating expenses excluding notable items
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2023	2022	2022
	$m	$m	$m
Reported operating expenses	(7,586)	(8,781)	(8,178)
Notable items	61	1,169	451
– disposals, acquisitions and related costs	61	9	—
– restructuring and other related costs	—	1,160	451
Currency translation[1]		(147)	435
Excluding the impact of retranslating prior year costs of hyperinflationary economies at constant currency FX		(39)	(59)
Constant currency operating expenses excluding notable items	(7,525)	(7,798)	(7,351)
1    Currency translation on reported operating expenses, excluding currency translation on notable items.

34	HSBC Holdings plc Earnings Release 1Q23

Reported and constant currency results

Reported and constant currency results[1]
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2023	2022	2022
	$m	$m	$m
Revenue[2]
Reported	20,171	14,567	12,305
Currency translation		276	(733)
Constant currency	20,171	14,843	11,572
Change in expected credit losses and other credit impairment charges
Reported	(432)	(1,430)	(639)
Currency translation		(25)	7
Constant currency	(432)	(1,455)	(632)
Operating expenses
Reported	(7,586)	(8,781)	(8,178)
Currency translation		(177)	466
Constant currency	(7,586)	(8,958)	(7,712)
Share of profit in associates and joint ventures
Reported	733	693	656
Currency translation		23	(46)
Constant currency	733	716	610
Profit before tax
Reported	12,886	5,049	4,144
Currency translation		97	(306)
Constant currency	12,886	5,146	3,838
Profit after tax
Reported	11,026	4,661	3,432
Currency translation		109	(367)
Constant currency	11,026	4,770	3,065
Loans and advances to customers (net)
Reported	963,394	923,561	1,054,073
Currency translation		8,026	(36,052)
Constant currency	963,394	931,587	1,018,021
Customer accounts
Reported	1,604,099	1,570,303	1,709,685
Currency translation		12,415	(54,435)
Constant currency	1,604,099	1,582,718	1,655,250
1    In the current period constant currency results are equal to reported as there is no currency translation.
2 Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Notable items
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2023	2022	2022
	$m	$m	$m
Revenue
– disposals, acquisitions and related costs[1,2]	3,562	(71)	—
– fair value movements on financial instruments[3]	15	35	(200)
– restructuring and other related costs[4]	—	(284)	80
Operating expenses
– disposals, acquisitions and related costs	(61)	(9)	—
– restructuring and other related costs	—	(1,160)	(451)
Tax
– tax (charge)/credit on notable items	(492)	166	64
– recognition of losses	—	251	—
– uncertain tax positions	427	175	—
1 Includes the reversal of $2.1bn impairment loss relating to the planned sale of the retail banking operations in France, recognised in 3Q22, which is no longer classified as held for sale.
2 Includes the provisional gain of $1.5bn recognised in respect of the acquisition of SVB UK.
3 Fair value movements on non-qualifying hedges in HSBC Holdings.
4 Comprises gains and losses relating to the business update in February 2020, including losses associated with the RWA reduction programme.

HSBC Holdings plc Earnings Release 1Q23	35

Earnings Release – 1Q23

Summary information – global businesses
Supplementary analysis of constant currency results and notable items by global business

Constant currency results[1]
	Quarter ended 31 Mar 2023
	Wealth and Personal Banking	Commercial Banking[3]	Global Banking and Markets[3]	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue[2]	8,983	6,675	4,440	73	20,171
ECL	(246)	(151)	(32)	(3)	(432)
Operating expenses	(3,483)	(1,712)	(2,368)	(23)	(7,586)
Share of profit in associates and joint ventures	17	—	—	716	733
Profit before tax	5,271	4,812	2,040	763	12,886
Loans and advances to customers (net)	455,266	323,268	184,492	368	963,394
Customer accounts	809,830	471,187	322,443	639	1,604,099
1    In the current period constant currency results are equal to reported as there is no currency translation.
2    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
3 In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers’ respective needs, a portfolio of our customers within our markets in Latin America was transferred from GBM to CMB for reporting purposes. Comparative data have been re-presented accordingly.

Notable items
	Quarter ended 31 Mar 2023
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue
– disposals, acquisitions and related costs[1,2]	2,021	1,511	—	30	3,562
– fair value movements on financial instruments[3]	—	—	—	15	15
Operating expenses
– disposals, acquisitions and related costs	(21)	—	3	(43)	(61)
1 Includes the reversal of $2.1bn impairment loss relating to the planned sale of the retail banking operations in France, recognised in 3Q22, which is no longer classified as held for sale.
2 Includes the provisional gain of $1.5bn recognised in respect of the acquisition of SVB UK.
3 Fair value movements on non-qualifying hedges in HSBC Holdings.

36	HSBC Holdings plc Earnings Release 1Q23

Reconciliation of reported results to constant currency results – global businesses
	Quarter ended 31 March 2022
	Wealth and Personal Banking	Commercial Banking[2]	Global Banking and Markets[2]	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue[1]
Reported	5,183	3,561	3,958	(397)	12,305
Currency translation	(235)	(214)	(255)	(29)	(733)
Constant currency	4,948	3,347	3,703	(426)	11,572
ECL
Reported	(341)	19	(315)	(2)	(639)
Currency translation	2	(12)	17	—	7
Constant currency	(339)	7	(298)	(2)	(632)
Operating expenses
Reported	(3,689)	(1,786)	(2,466)	(237)	(8,178)
Currency translation	180	100	155	31	466
Constant currency	(3,509)	(1,686)	(2,311)	(206)	(7,712)
Share of profit in associates and joint ventures
Reported	8	—	—	648	656
Currency translation	—	—	—	(46)	(46)
Constant currency	8	—	—	602	610
Profit before tax
Reported	1,161	1,794	1,177	12	4,144
Currency translation	(53)	(126)	(83)	(44)	(306)
Constant currency	1,108	1,668	1,094	(32)	3,838
Loans and advances to customers (net)
Reported	486,387	358,806	208,454	426	1,054,073
Currency translation	(17,117)	(12,711)	(6,215)	(9)	(36,052)
Constant currency	469,270	346,095	202,239	417	1,018,021
Customer accounts
Reported	861,497	504,285	343,309	594	1,709,685
Currency translation	(24,137)	(16,171)	(14,098)	(29)	(54,435)
Constant currency	837,360	488,114	329,211	565	1,655,250
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers’ respective needs, a portfolio of our customers within our markets in Latin America was transferred from GBM to CMB for reporting purposes. Comparative data have been re-presented accordingly.

Notable items (continued)
	Quarter ended 31 Mar 2022
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue
– fair value movements on financial instruments[1]	—	—	—	(200)	(200)
– restructuring and other related costs[2]	93	—	(15)	2	80
Operating expenses
– restructuring and other related costs	(53)	(30)	(38)	(330)	(451)
1    Fair value movements on non-qualifying hedges in HSBC Holdings.
2    Comprises gains and losses relating to the business update in February 2020, including losses associated with the RWA reduction programme.

HSBC Holdings plc Earnings Release 1Q23	37

Earnings Release – 1Q23

Reconciliation of reported results to constant currency results – global businesses (continued)
	Quarter ended 31 Dec 2022
	Wealth and Personal Banking	Commercial Banking[2]	Global Banking and Markets[2]	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue[1]
Reported	6,834	4,787	3,335	(389)	14,567
Currency translation	98	69	69	40	276
Constant currency	6,932	4,856	3,404	(349)	14,843
ECL
Reported	(261)	(894)	(267)	(8)	(1,430)
Currency translation	(7)	(14)	(3)	(1)	(25)
Constant currency	(268)	(908)	(270)	(9)	(1,455)
Operating expenses
Reported	(3,735)	(1,899)	(2,442)	(705)	(8,781)
Currency translation	(65)	(28)	(65)	(19)	(177)
Constant currency	(3,800)	(1,927)	(2,507)	(724)	(8,958)
Share of profit/(loss) in associates and joint ventures
Reported	8	—	(2)	687	693
Currency translation	—	—	—	23	23
Constant currency	8	—	(2)	710	716
Profit/(loss) before tax
Reported	2,846	1,994	624	(415)	5,049
Currency translation	26	27	1	43	97
Constant currency	2,872	2,021	625	(372)	5,146
Loans and advances to customers (net)
Reported	422,309	311,957	188,940	355	923,561
Currency translation	4,673	2,752	598	3	8,026
Constant currency	426,982	314,709	189,538	358	931,587
Customer accounts
Reported	779,310	463,928	326,630	435	1,570,303
Currency translation	5,173	4,412	2,819	11	12,415
Constant currency	784,483	468,340	329,449	446	1,582,718
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers’ respective needs, a portfolio of our customers within our markets in Latin America was transferred from GBM to CMB for reporting purposes. Comparative data have been re-presented accordingly.

Notable items (continued)
	Quarter ended 31 Dec 2022
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue
– disposals, acquisitions and related costs	(7)	—	—	(64)	(71)
– fair value movements on financial instruments[1]	—	—	—	35	35
– restructuring and other related costs[2]	—	(15)	(123)	(146)	(284)
Operating expenses
– disposals, acquisitions and related costs	(3)	—	—	(6)	(9)
– restructuring and other related costs	(182)	(142)	(115)	(721)	(1,160)
1    Fair value movements on non-qualifying hedges in HSBC Holdings.
2    Comprises gains and losses relating to the business update in February 2020, including losses associated with the RWA reduction programme.

38	HSBC Holdings plc Earnings Release 1Q23

Reconciliation of reported risk-weighted assets to constant currency risk-weighted assets
The following table reconciles reported and constant currency RWAs.

Reconciliation of reported risk-weighted assets to constant currency risk-weighted assets
	At 31 Mar 2023
	Wealth and Personal Banking	Commercial Banking[1]	Global Banking and Markets[1]	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn
Risk-weighted assets
Reported	181.4	353.1	225.2	94.7	854.4
Constant currency	181.4	353.1	225.2	94.7	854.4

	At 31 Dec 2022
Risk-weighted assets
Reported	182.9	342.4	225.9	88.5	839.7
Currency translation	1.0	2.2	0.2	0.1	3.5
Constant currency	183.9	344.6	226.1	88.6	843.2

	At 31 Mar 2022
Risk-weighted assets
Reported	190.3	345.7	235.9	90.4	862.3
Currency translation	(6.0)	(14.1)	(6.7)	(1.3)	(28.1)
Constant currency	184.3	331.6	229.2	89.1	834.2
1    In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers’ respective needs, a portfolio of our customers within our markets in Latin America was transferred from GBM to CMB for reporting purposes. Comparative data have been re-presented accordingly.
Summary information – legal entity
Supplementary analysis of constant currency results and notable items by legal entity

Legal entity results[1]
	Quarter ended 31 Mar 2023
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corpo- ration Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities[2]	Holding companies, shared service centres and intra-group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue[3]	4,275	4,432	8,334	624	1,083	500	748	932	(757)	20,171
ECL	(161)	(18)	(67)	7	(29)	(1)	(128)	(35)	—	(432)
Operating expenses	(983)	(1,657)	(3,084)	(254)	(747)	(260)	(407)	(512)	318	(7,586)
Share of profit/(loss) in associates and joint ventures	—	(43)	666	—	—	—	2	108	—	733
Profit/(loss) before tax	3,131	2,714	5,849	377	307	239	215	493	(439)	12,886
Loans and advances to customers (net)	258,758	117,858	468,924	18,829	54,374	—	22,728	21,923	—	963,394
Customer accounts	343,803	281,557	778,853	30,994	101,537	—	27,153	40,041	161	1,604,099
1 In the current period, constant currency results are equal to reported, as there is no currency translation.
2    Other trading entities includes the results of entities located in Oman, Türkiye, Egypt and Saudi Arabia (including our share of the results of Saudi Awwal Bank) which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on Group reported profit before tax of $249m. Supplementary analysis is provided on page 43 to provide a fuller picture of the MENA regional performance.
3 Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

HSBC Holdings plc Earnings Release 1Q23	39

Earnings Release – 1Q23

Notable items
	Quarter ended 31 Mar 2023
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corpo- ration Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
– disposals, acquisitions and related costs[1,2]	1,511	2,107	—	—	—	—	—	—	(56)	3,562
– fair value movements on financial instruments[3]	—	—	—	—	—	—	—	—	15	15
Operating expenses
– disposals, acquisitions and related costs	(8)	(25)	—	—	(1)	(27)	—	—	—	(61)
1 Includes the reversal of $2.1bn impairment loss relating to the planned sale of the retail banking operations in France, recognised in 3Q22, which is no longer classified as held for sale.
2 Includes the provisional gain of $1.5bn recognised in respect of the acquisition of SVB UK.
3    Fair value movements on non-qualifying hedges in HSBC Holdings.

Legal entity results (continued)
	Quarter ended 31 Mar 2022
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities[1]	Holding companies, shared service centres and intra-group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue[2]
Reported	2,287	2,093	5,550	380	1,131	450	601	782	(969)	12,305
Currency translation	(214)	(128)	(146)	—	—	(29)	60	(166)	(110)	(733)
Constant currency	2,073	1,965	5,404	380	1,131	421	661	616	(1,079)	11,572
ECL
Reported	84	(262)	(259)	47	25	33	(101)	(7)	(199)	(639)
Currency translation	(8)	17	6	—	—	(2)	(10)	5	(1)	7
Constant currency	76	(245)	(253)	47	25	31	(111)	(2)	(200)	(632)
Operating expenses
Reported	(1,201)	(1,827)	(3,206)	(245)	(846)	(252)	(390)	(514)	303	(8,178)
Currency translation	112	120	73	(1)	—	16	(39)	97	88	466
Constant currency	(1,089)	(1,707)	(3,133)	(246)	(846)	(236)	(429)	(417)	391	(7,712)
Share of profit/(loss) in associates and joint ventures
Reported	—	(27)	680	—	—	—	3	1	(1)	656
Currency translation	—	3	(49)	—	—	—	—	—	—	(46)
Constant currency	—	(24)	631	—	—	—	3	1	(1)	610
Profit/(loss) before tax
Reported	1,170	(23)	2,765	182	310	231	113	262	(866)	4,144
Currency translation	(110)	12	(116)	(1)	—	(15)	11	(64)	(23)	(306)
Constant currency	1,060	(11)	2,649	181	310	216	124	198	(889)	3,838
Loans and advances to customers (net)
Reported	261,150	125,436	496,936	18,992	54,122	56,914	18,656	22,066	(199)	1,054,073
Currency translation	(15,178)	(4,232)	(12,218)	1	—	(4,297)	2,008	(2,135)	(1)	(36,052)
Constant currency	245,972	121,204	484,718	18,993	54,122	52,617	20,664	19,931	(200)	1,018,021
Customer accounts
Reported	372,644	278,247	794,718	28,526	107,659	57,037	24,379	46,475	—	1,709,685
Currency translation	(21,659)	(12,045)	(13,433)	(2)	—	(4,306)	2,625	(5,617)	2	(54,435)
Constant currency	350,985	266,202	781,285	28,524	107,659	52,731	27,004	40,858	2	1,655,250
1    Other trading entities includes the results of entities located in Oman, Türkiye, Egypt and Saudi Arabia (including our share of the results of Saudi Awwal Bank) which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on Group reported profit before tax of $208m and constant currency profit before tax of $152m. Supplementary analysis is provided on page 43 to provide a fuller picture of the MENA regional performance.
2 Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

40	HSBC Holdings plc Earnings Release 1Q23

Notable items (continued)
	Quarter ended 31 Mar 2022
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
– fair value movements on financial instruments[1]	—	—	—	—	—	—	—	—	(200)	(200)
– restructuring and other related costs[2]	1	(14)	5	—	97	—	(1)	—	(8)	80
Operating expenses
– restructuring and other related costs	(83)	(113)	(96)	(9)	(51)	(9)	(17)	(29)	(44)	(451)
1    Fair value movements on non-qualifying hedges in HSBC Holdings.
2    Comprises gains and losses relating to the business update in February 2020, including losses associated with the RWA reduction programme.

Legal entity results (continued)
	Quarter ended 31 Dec 2022
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities[1]	Holding companies, shared service centres and intra-group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue[2]
Reported	2,629	1,508	7,515	498	1,016	526	757	1,036	(918)	14,567
Currency translation	96	103	77	—	—	2	42	(84)	40	276
Constant currency	2,725	1,611	7,592	498	1,016	528	799	952	(878)	14,843
ECL
Reported	(236)	(55)	(901)	(37)	1	(20)	(173)	(15)	6	(1,430)
Currency translation	(9)	(4)	(3)	—	—	—	(10)	1	—	(25)
Constant currency	(245)	(59)	(904)	(37)	1	(20)	(183)	(14)	6	(1,455)
Operating expenses
Reported	(1,253)	(1,803)	(3,420)	(282)	(933)	(287)	(449)	(719)	365	(8,781)
Currency translation	(45)	(74)	(40)	—	—	(1)	(25)	41	(33)	(177)
Constant currency	(1,298)	(1,877)	(3,460)	(282)	(933)	(288)	(474)	(678)	332	(8,958)
Share of profit/(loss) in associates and joint ventures
Reported	—	(6)	559	—	—	—	5	136	(1)	693
Currency translation	—	(1)	23	—	—	—	—	—	1	23
Constant currency	—	(7)	582	—	—	—	5	136	—	716
Profit/(loss) before tax
Reported	1,140	(356)	3,753	179	84	219	140	438	(548)	5,049
Currency translation	42	24	57	—	—	1	7	(42)	8	97
Constant currency	1,182	(332)	3,810	179	84	220	147	396	(540)	5,146
Loans and advances to customers (net)
Reported	245,921	86,964	473,985	19,762	54,159	—	20,446	22,325	(1)	923,561
Currency translation	6,665	1,932	(1,778)	4	—	—	1,595	(394)	2	8,026
Constant currency	252,586	88,896	472,207	19,766	54,159	—	22,041	21,931	1	931,587
Customer accounts
Reported	336,086	253,075	784,236	29,893	100,404	—	25,531	41,078	—	1,570,303
Currency translation	9,109	5,857	(2,886)	6	—	—	1,993	(1,664)	—	12,415
Constant currency	345,195	258,932	781,350	29,899	100,404	—	27,524	39,414	—	1,582,718
1    Other trading entities includes the results of entities located in Oman, Türkiye, Egypt and Saudi Arabia (including our share of the results of Saudi Awwal Bank) which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on Group reported profit before tax of $283m and constant currency profit before tax of $257m. Supplementary analysis is provided on page 43 to provide a fuller picture of the MENA regional performance.
2 Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

HSBC Holdings plc Earnings Release 1Q23	41

Earnings Release – 1Q23

Notable items (continued)
	Quarter ended 31 Dec 2022
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
– disposals, acquisitions and related costs	—	(11)	—	—	—	—	—	—	(60)	(71)
– fair value movements on financial instruments[1]	—	—	—	—	—	—	—	—	35	35
– restructuring and other related costs[2]	—	(243)	46	(13)	11	1	(15)	—	(71)	(284)
Operating expenses
– disposals, acquisitions and related costs	—	(9)	—	—	—	—	—	—	—	(9)
– restructuring and other related costs	(193)	(274)	(339)	(31)	(198)	(51)	(49)	(66)	41	(1,160)
1    Fair value movements on non-qualifying hedges in HSBC Holdings.
2    Comprises gains and losses relating to the business update in February 2020, including losses associated with the RWA reduction programme.

42	HSBC Holdings plc Earnings Release 1Q23

Middle East and North Africa supplementary information
The following tables show the results of our Middle East and North Africa business operations on a regional basis (including results of all the legal entities operating in the region and our share of the results of Saudi Awwal Bank). It also shows the profit before tax of each of the global businesses and Corporate Centre.

Middle East and North Africa regional performance
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2023	2022	2022
	$m	$m	$m
Revenue[1]	899	810	724
ECL	(8)	(35)	43
Operating expenses	(374)	(449)	(380)
Share of profit/(loss) from associates and joint ventures	110	133	(2)
Profit before tax	627	459	385

Loans and advances to customers (net)	25,160	26,475	26,708
Customer accounts	45,830	43,933	43,873
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Profit before tax by global business
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2023	2022	2022
	$m	$m	$m
Wealth and Personal Banking	141	91	48
Commercial Banking	119	69	95
Global Banking and Markets	296	201	268
Corporate Centre	71	98	(26)
Total	627	459	385

HSBC Holdings plc Earnings Release 1Q23	43

Earnings Release – 1Q23

Additional information

Second interim dividend for 2022
On 21 February 2023, the Directors approved a second interim dividend for 2022 of $0.23 per ordinary share, which was paid on 27 April 2023 in cash. The sterling and Hong Kong dollar amounts of approximately £0.185392 and HK$1.804399 were calculated using the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 17 April 2023.
First interim dividend for 2023
On 2 May 2023, the Directors approved a first interim dividend in respect of the financial year ended 31 December 2023 of $0.10 per ordinary share, a distribution of approximately $2bn. The first interim dividend for 2023 will be payable on 23 June 2023 to holders on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 12 May 2023.
The first interim dividend will be payable in US dollars, or in pounds sterling or Hong Kong dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 12 June 2023, or a combination of these currencies. Particulars of these arrangements will be sent to shareholders on or about 19 May 2023 and changes to currency elections must be received by 8 June 2023. The ordinary shares in London, Hong Kong and Bermuda, and American Depositary Shares (‘ADSs’) in New York will be quoted ex-dividend on 11 May 2023.
The first interim dividend will be payable on ADSs, each of which represents five ordinary shares, on 23 June 2023 to holders of record on 12 May 2023. The first interim dividend of $0.50 per ADS will be payable by the depositary in US dollars. Alternatively, the cash dividend may be invested in additional ADSs by participants in the dividend reinvestment plan operated by the depositary. Elections must be received by 2 June 2023.
Any person who has acquired ordinary shares registered on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar in the UK, Hong Kong or Bermuda Overseas Branch Registrar should do so before 4.00pm local time on 12 May 2023 in order to receive the first interim dividend for 2023. Ordinary shares may not be removed from or transferred to the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 12 May 2023. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 11 May 2023.
Transfers of ADSs must be lodged with the depositary by 11.00am on 12 May 2023 in order to receive the first interim dividend. ADS holders who receive a cash dividend will be charged a fee, which will be deducted by the depositary, of $0.005 per ADS per cash dividend.
Dividend on preference shares
A quarterly dividend of £0.01 per Series A sterling preference share is payable on 15 March, 15 June, 15 September and 15 December 2023 for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has approved a quarterly dividend to be payable on 15 June 2023 to holders of record on 31 May 2023.

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises: Mark Tucker*, Geraldine Buckingham†, Rachel Duan†, Georges Elhedery, Carolyn Julie Fairbairn†, James Anthony Forese†, Steven Guggenheimer†, José Antonio Meade Kuribreña†, Kalpana Morparia†, Eileen K Murray†, David Nish†, Noel Quinn, and Jackson Tai†.
*    Non-executive Group Chairman
†    Independent non-executive Director

44	HSBC Holdings plc Earnings Release 1Q23

Investor relations/media relations contacts

For further information contact:

Investor Relations	Media Relations
UK – Richard O‘Connor	UK – Gillian James
Telephone: +44 (0)20 7991 6590	Telephone: +44 (0)7584 404 238
Email: investorrelations@hsbc.com	Email: pressoffice@hsbc.com

Hong Kong – Mark Phin	UK – Kirsten Smart
Telephone: +852 2822 4908	Telephone: +44 (0)7725 733 311
Email: investorrelations@hsbc.com.hk	Email: pressoffice@hsbc.com

Hong Kong – Aman Ullah
Telephone: +852 3941 1120
Email: aspmediarelations@hsbc.com.hk

HSBC Holdings plc Earnings Release 1Q23	45

Earnings Release – 1Q23

Abbreviations

1Q22	First quarter of 2022
1Q23	First quarter of 2023
2Q23	Second quarter of 2023
4Q22	Fourth quarter of 2022
AGM	Annual General Meeting
AIEA	Average interest-earning assets
Basel III	Basel Committee’s reforms to strengthen global capital and liquidity rules
Basel 3.1	Outstanding measures to be implemented from the Basel III reforms
BoCom	Bank of Communications Co., Limited, one of China's largest banks
Bps	Basis points. One basis point is equal to one-hundredth of a percentage point
CET1	Common equity tier 1
CMB	Commercial Banking, a global business
CODM	Chief Operating Decision Maker
CSM	Contractual service margin
Corporate Centre	Corporate Centre comprises Central Treasury, our legacy businesses, interests in our associates and joint ventures, central stewardship costs and consolidation adjustments
CRR II	Revised Capital Requirements Regulation and Directive, as implemented
EBA	European Banking Authority
ECL	Expected credit losses. In the income statement, ECL is recorded as a change in expected credit losses and other credit impairment charges. In the balance sheet, ECL is recorded as an allowance for financial instruments to which only the impairment requirements in
IFRS 9 are applied
Eonia	Euro Overnight Index Average
ESG	Environmental, social and governance
EU	European Union
FTE	Full-time equivalent staff
FVOCI	Fair value through other comprehensive income
FX	Foreign exchange
GAAP	Generally accepted accounting principles
GBM	Global Banking and Markets, a global business
GDP	Gross domestic product
GEC	Group Executive Committee
GPS	Global Payments Solutions, the business formerly known as Global Liquidity and Cash Management
Group	HSBC Holdings together with its subsidiary undertakings
GTRF	Global Trade and Receivables Finance
Hong Kong	Hong Kong Special Administrative Region of the People’s Republic of China
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Bank plc	HSBC Bank plc, also known as the non-ring-fenced bank
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC UK	HSBC UK Bank plc, also known as the ring-fenced bank
IAS	International Accounting Standards
Ibor	Interbank offered rate
IFRSs	International Financial Reporting Standards
IRB	Internal ratings-based
JV	Joint venture
LCR	Liquidity coverage ratio
Libor	London interbank offered rate
Long term	For our strategic goals, we define long term as five to six years, commencing 1 January 2020
Mainland China	People’s Republic of China excluding Hong Kong and Macau
Medium term	For our strategic goals, we define medium term as three to five years, commencing 1 January 2020
MENA	Middle East and North Africa, including Türkiye
MREL	Minimum requirement for own funds and eligible liabilities
MSS	Markets and Securities Services, HSBC’s capital markets and securities services businesses in Global Banking and Markets
Net operating income	Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue
NIM	Net interest margin
POCI	Purchased or originated credit-impaired financial assets
PRA	Prudential Regulation Authority (UK)
Revenue	Net operating income before ECL
RFR	Risk-free rate
RoE	Return on average ordinary shareholders’ equity
RoTE	Return on average tangible equity
RWA	Risk-weighted asset
SAB	Saudi Awwal Bank, which was formed from the merger between The Saudi British Bank and Alawwal Bank
SVB UK	Silicon Valley Bank UK Limited
WPB	Wealth and Personal Banking, a global business
$m/$bn/$tn	United States dollar millions/billions/trillions. We report in US dollars

46	HSBC Holdings plc Earnings Release 1Q23

Registered office and Group head office: 8 Canada Square, London, E14 5HQ, United Kingdom
Web: www.hsbc.com
Incorporated in England with limited liability. Registered number 617987

Paste the following link into your web browser, to view the associated Data Pack PDF document.
https://www.rns-pdf.londonstockexchange.com/rns/9828X_1-2023-5-1.pdf

HSBC Holdings plc Earnings Release 1Q23	47

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc
By:	/s/ G Elhedery
Name:	G Elhedery
Title:	Group Chief Financial Officer

Date: May 2, 2023